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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
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                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             MARCAM SOLUTIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                             MARCAM SOLUTIONS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  566 14A 107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                   JONATHAN C. CRANE, CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MARCAM SOLUTIONS, INC.
                                95 WELLS AVENUE
                                NEWTON, MA 02459
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                             MARK H. BURNETT, ESQ.
                           EDWIN L. MILLER, JR., ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

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INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by M Merger Sub, Inc., a Delaware corporation (the "Offeror"), a direct wholly owned subsidiary of M Acquisition Corp., a Delaware corporation ("Acquisition" or "Purchaser") and an indirect wholly owned subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales ("Invensys" or "Parent"), to purchase all of the Shares (as defined below) of Marcam Solutions, Inc., a Delaware corporation.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Marcam Solutions, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 95 Wells Avenue, Newton, MA 02459. The title of the class of equity securities of the Company to which this Schedule 14D-9 relates is the common stock, par value $.01 per share (the "Common Stock"), together with the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated September 18, 1998, as amended through the date hereof, between the Company and BankBoston, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares") of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1 dated June 3, 1999 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Offeror, Acquisition and Invensys relating to an offer by the Offeror to purchase all outstanding Shares at $7.50 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal (the "Letter of Transmittal"). The Schedule 14D-1 states that the principal executive offices of Invensys are located at Carlisle Place, London, SW1P 1BX, England and that the principal executive offices of the Offeror are located at 33 Commercial Street, Foxboro, Massachusetts 02035.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 27, 1999 (the "Merger Agreement") among the Company, Invensys, the Offeror and Acquisition. A copy of the Merger Agreement is filed as Exhibit 99.1 to this Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), the Offeror will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a direct wholly owned subsidiary of Acquisition and an indirect wholly owned subsidiary of Invensys. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior thereto shall be canceled and extinguished and each Share (other than Shares held in the treasury of the Company, Shares held by Invensys or any subsidiary thereof, and Shares with respect to which appraisal rights are properly exercised) will, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of the Shares, be converted into the right to receive $7.50 (or any higher price that may be paid for each Share pursuant to the Offer) in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this
Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b)(1) Arrangements with the Company, its Executive Officers, Directors and Affiliates. Except as set forth in this Item 3(b)(1), to the knowledge of the Company, as of the date hereof, there are no material
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contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates.

     (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with the right of Invensys (after consummation of the Offer) to designate persons to the Board of Directors of the Company (sometimes referred to herein as the "Board") other than at a meeting of the stockholders of the Company. The Information Statement is herein incorporated by reference. Capitalized terms used below in this Section have the meanings given them in the Information Statement or in the Merger Agreement, as the case may be.

     (ii) The Company is party to an employment agreement with Jonathan C. Crane, the Company's Chairman, President and Chief Executive Officer, dated December 22, 1998 (the "Crane Employment Agreement"). The Crane Employment Agreement is described in the Information Statement under the heading "Certain Employment Arrangements -- Jonathan C. Crane," and was previously filed with the SEC as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998. The Company is also party to employment agreements with Denis E. Liptak, the Company's Senior Vice President of Business Development, Harlan B. Plumley, the Company's Vice President of Finance and Chief Financial Officer, and Stephen R. Quehl, the Company's Executive Vice President -- Worldwide Field Operations. The employment agreement with Mr. Liptak was previously filed with the SEC as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997. The employment agreement with Mr. Quehl is described in the Information Statement under the heading "Certain Employment Arrangements -- Stephen R. Quehl," and was previously filed with the SEC as Exhibit 10.4 to the Company's quarterly Report on Form 10-Q for the quarter ended December 31, 1998. The employment agreement with Mr. Plumley is filed as Exhibit 99.11 to this Schedule 14D-9. All such employment agreements are incorporated herein by reference.

     (iii) Invensys and Mr. Crane executed a summary of terms with respect to his relationship with the Company and its affiliates after consummation of the Offer (the "Summary of Terms"). The Summary of Terms provides that Mr. Crane will provide consultative assistance on matters involving customers, strategies and organizational matters for 90 days after the completion of the Offer. In consideration for this service, the Company shall, and Invensys shall cause the Company to, pay to Mr. Crane $250,000, subject to repayment in full of the loan referred to below. This payment will be made regardless as to whether Mr. Crane becomes an employee or consultant of any other party and thus becomes less available to perform services during such 90-day period. Additionally, Invensys and the Company will honor in accordance with its terms the Crane Employment Agreement and will pay the amounts due under the Crane Employment Agreement with respect to the termination of Mr. Crane's employment with the Company promptly after consummation of the Offer. Furthermore, the loan agreement, dated as of December 22, 1998, between the Company and Mr. Crane, and the promissory note, dated December 22, 1998, relating thereto, will remain in effect through the 90-day period, except that Mr. Crane will not borrow any additional amounts under the loan agreement or the promissory note. At the end of the 90-day period, Mr. Crane will repay the entire principal amount ($410,000) of such loan and all accrued interest on this loan prior to receiving the $250,000 consideration referred to above. A copy of the Summary of Terms is filed as
Exhibit 99.7 to this Schedule 14D-9 and is incorporated herein by reference.

     (iv) The Company previously agreed to pay Mr. Liptak a $25,000 bonus to retain his services for the period commencing on May 15, 1999 and terminating on the earlier of June 11, 1999 or when the Company completes a sale of substantially all of its assets, merger, consolidation or other business combination. In addition, Mr. Liptak's severance upon expiration of such term will be $165,000 plus other benefits in accordance with the terms of his employment agreement. Copies of memoranda to Mr. Liptak dated March 19, 1999 and May 20, 1999 relating to this arrangement with the Company are filed as Exhibits
99.8 and 99.9, respectively, to this Schedule 14 D-9, and are incorporated herein by reference.
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     (v) On January 1, 1999, the Company granted options to purchase 1,500 shares of Common Stock to each of Messrs. Campbell, Grimes, Henson, Quinlan, Smithson and Wyman pursuant to the Company's 1997 Non-Employee Director Stock Option Plan (the "Director Plan").

     (vi) Pursuant to the Merger Agreement, all options outstanding immediately prior to the Effective Time under the Company's 1997 Stock Plan (the "1997 Plan") or the Director Plan, whether or not then exercisable, shall be canceled and each holder of an option shall promptly after the Effective Time receive from the Surviving Corporation, for each share of Common Stock underlying such option, whether or not exercisable, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such option, without interest, in full settlement of the Company's (and the Surviving Corporation's) obligations under each such option. To the extent that the per share exercise price of any option exceeds the Merger Consideration, at the Effective Time such option shall be canceled and the holder of such option shall not receive or be entitled to receive any consideration in connection with the Merger.

     (vii) Pursuant to the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), participating employees of the Company, including certain executive officers, receive rights to purchase Common Stock of the Company through payroll deductions (the "Purchase Rights"). Pursuant to the Merger Agreement, the current "Payment Period" under the Purchase Plan shall terminate on the earlier of the Effective Time and July 23, 1999. If the Offer is consummated on or before the final day of the current Payment Period under the Purchase Plan, the holders of Purchase Rights shall receive from the Company, promptly after the last day of the Payment Period, a cash payment in exchange for each share of Common Stock issuable upon exercise of such holder's Purchase Rights as of the last day of the Payment Period, in an amount equal to the Merger Consideration, and each such Purchase Right shall terminate automatically upon such payment. If the Offer is not consummated on or before the final day of the current Payment Period, the Purchase Rights will be exercisable solely for Common Stock in accordance with the terms of the Purchase Plan. So long as the Merger Agreement has not been terminated, no additional Payment Period shall begin after the termination of the current Payment Period.

     (viii) Effective April 1, 1999, the Company maintains an incentive pay program for its executive officers based on a combination of Company financial performance, expense management for the executive's area of responsibility and achievement of certain performance targets within specified time frames. Generally, a budgeted amount for incentive pay is set for each executive officer. Fifty percent (50%) of the officer's incentive pay is based upon the attainment of quarterly Company financial performance goals; twenty-five percent (25%) of the officer's incentive pay is based upon attainment of the quarterly expense budget directly under the control of the officer; and twenty-five percent (25%) of the officer's incentive pay is based upon attainment of certain performance targets for the quarter.

     (ix) In connection with the execution of the Merger Agreement, the Company entered into Amendment No. 1 (the "Rights Agreement Amendment") dated as of May 26, 1999 to the Amended and Restated Rights Agreement dated as of September 18, 1998 (the "Rights Agreement") between the Company and BankBoston, N.A. (A copy of the Rights Agreement Amendment is filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 2, 1999 and as Exhibit
99.10 to this Schedule 14D-9, and is incorporated by reference herein.) The Rights Agreement Amendment provides, among other things, that the Rights Agreement shall not apply to, and, without limiting the foregoing, none of Invensys, Acquisition, Merger Sub, nor any Option Stockholder (as defined below), nor any affiliate or associate of any such parties, will become an "Acquiring Person" or an "Adverse Person," and no "Adverse Person Event," "Triggering Event," "Stock Acquisition Date," "Distribution Date" or "Final Amendment Date" (as such terms are defined in the Rights Agreement) will occur, as a result of (i) the approval, execution, delivery or performance of the Merger Agreement or the consummation of the Offer or Merger pursuant thereto,
(ii) the announcement of the Offer or Merger, (iii) the approval, execution, delivery or performance of the Tender and Option Agreement by any of the parties thereto, or (iv) the purchase, disposition, voting or beneficial ownership (as defined in the Rights Agreement) of shares of Common Stock of the Company by Invensys, Acquisition, Merger Sub or any of the Option Stockholders pursuant to or otherwise arising from or relating to any of the foregoing, and no shares of Common Stock shall be deemed to be Beneficially Owned (as defined in the Rights Agreement) by any such persons as a result of the foregoing. In addition, the Board has authorized
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and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and Tender and Option Agreement, such that General Atlantic Partners 32, L.P., General Atlantic Partners 21, L.P. and GAP Coinvestment Partners, L.P., stockholders of the Company (collectively, the "Major Stockholder"), shall continue to be "Exempt Persons" for all purposes under the Rights Agreement, notwithstanding the execution and delivery of the Merger Agreement and Tender and Option Agreement and the consummation of the Merger.

     (x) The Company's executive officers and directors are parties to the Tender and Option Agreement (as defined below), which is described below in this
Item 3.

     (b)(2) Arrangements with Invensys, the Offeror or Any of their Respective Executive Officers, Directors and Affiliates. Except as set forth in this Item 3(b)(2), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and Invensys or the Offeror or their respective officers, directors or affiliates.

     (i) Confidentiality Agreement. In connection with the negotiation of a possible transaction with the Company, Invensys executed a nondisclosure letter agreement (the "Confidentiality Agreement"), dated May 17, 1999, a copy of which is filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on June 2, 1999 and as Exhibit 99.3 to this Schedule 14D-9, and is incorporated herein by reference. The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Invensys agrees to keep confidential all non-public, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain standard exceptions (the "Confidential Information") and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Invensys. The provisions of the Confidentiality Agreement relating to confidentiality terminate three (3) years after the date of such agreement.

     (ii) The Merger Agreement

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1 filed by Invensys and the Offeror with the SEC in connection with the Offer, as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 2, 1999, and as Exhibit 99.1 to this Schedule 14D-9, and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent, Purchaser and Offeror have expressly reserved the right to waive certain conditions of the Offer, but without the prior written consent of the Company, Offeror has agreed not to (i) waive or increase the Minimum Condition (as defined below), (ii) reduce the number of Shares subject to the Offer, (iii) reduce the price per Share to be paid pursuant to the Offer, (iv) extend the Offer if all of the Offer conditions are satisfied or waived, (v) change the form of consideration payable in the Offer, or (vi) amend, modify or add to the conditions of the Offer or the Offer in any manner adverse to the holders of Shares. Notwithstanding the foregoing, Offeror may, without the consent of the Company, extend the Offer at any time and from time to time (A) if at the then scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, such extension not to exceed such time as Offeror shall reasonably conclude is necessary for all such conditions to be satisfied or waived; (B) for any period required by any statute or rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; (C) for any period required by applicable law in connection with an increase in the consideration to be paid pursuant to the Offer; and (D) if all Offer conditions are satisfied or waived but the number of Shares tendered is less than 90% of the then outstanding number of Shares, but only if Offeror waives all Offer conditions, for an aggregate period of not more than 10 business days (for all such extensions under this clause (D)) beyond the latest expiration date that would be permitted under clause (A), (B) or (C) of this sentence. So long as the Merger Agreement is in effect and the Offer conditions are not satisfied on any scheduled expiration date of the Offer, then, provided that all such conditions are and continue to be reasonably probable of being satisfied by the date that is 30 business days after commencement of the Offer, Parent, Purchaser and Offeror shall extend the
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Offer from time to time, until such conditions are satisfied or waived, provided that Parent, Purchaser and Offeror shall not be required to extend the Offer beyond the date that is 30 business days after the commencement of the Offer.

     Consideration to be Paid in the Merger. The Merger Agreement provides that subject to the terms and conditions set forth in the Merger Agreement and the applicable provisions of the Delaware Law, Offeror shall be merged with and into the Company and the separate existence of Offeror will cease, and the Company shall be the Surviving Corporation and shall be a wholly owned subsidiary of Purchaser. In the Merger, each share of common stock, $.01 par value per share, of Offeror outstanding immediately prior to the time of filing of a certificate of merger relating to the Merger with the Secretary of State of the State of Delaware, or such later time as is agreed by the parties, shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock, $.01 par value per share, of the Surviving Corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or Offeror or held by the Company, all of which shall be cancelled, and Shares held by stockholders who perfect appraisal rights under Delaware law) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration, without interest. The Merger Agreement provides that (subject to the provisions of the Merger Agreement and the applicable provisions of the Delaware Law) the closing of the Merger shall occur as soon as practicable following the satisfaction or, to the extent permitted under the Merger Agreement, waiver of the conditions to the Merger set forth in Article 7 of the Merger Agreement.

     Treatment of Stock Options and Warrants. The Merger Agreement provides that all options (individually, an "Option" and collectively, the "Options") outstanding immediately prior to the Effective Time under any of the Company's stock option plans and stock purchase plans, whether or not then exercisable, and all warrants to acquire Shares (individually, a "Warrant" and collectively, "Warrants") outstanding immediately prior to the Effective Time, whether or not then exercisable, and all rights (individually a "Purchase Right" and collectively, the "Purchase Rights") to purchase shares of Common Stock under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") shall be cancelled. Promptly after the Effective Time, each holder of an Option or Warrant shall be entitled to receive from the Surviving Corporation, for each Share subject to an Option or Warrant, whether or not then exercisable, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option or Warrant, without interest, in full settlement of the Company's (and the Surviving Corporation's) obligations under each Option or Warrant. To the extent that the per share exercise price of any Option or Warrant exceeds the Merger Consideration, at the Effective Time, such Option or Warrant shall be cancelled and the holder of such Option or Warrant shall not receive or be entitled to receive any consideration from Purchaser, Merger Sub or the Surviving Corporation. All amounts payable in respect of Options and Warrants shall be subject to all applicable withholding of taxes. Additionally, promptly after the Effective Time, each holder of a Purchase Right shall be entitled to receive from the Surviving Corporation the Merger Consideration for each Purchase Right, without interest, in full settlement of the Company's (and the Surviving Corporation's) obligations under each Purchase Right. The Company has agreed to take all actions as may be necessary to effect the foregoing.

     Board Representation. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors as will give Purchaser representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the number of Shares purchased by Purchaser or Offeror bears to the number of Shares outstanding, rounded up to the next whole number, but rounded down if rounding up would cause Purchaser's representatives to constitute the entire Board of Directors, and the Company shall, upon request by Purchaser, promptly increase the size of the Board of Directors and/or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors and will cause Purchaser's designees to be so elected. At the request of Purchaser, the Company will use its best efforts to cause such individuals designated by Parent to constitute the same percentage of
(i) each committee of the Board of Directors, (ii) the board of directors of each subsidiary of the Company, and (iii) each committee of each such subsidiary's board of directors. The

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Company's obligations to appoint designees to the Board of Directors are subject to Section 14(f) of the Exchange Act.

     Stockholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company, acting through the Board of Directors, shall (i) call, as promptly as practicable following the consummation of the Offer, a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting upon the Merger, (ii) hold the Stockholder Meeting as soon as practicable after the purchase of Shares pursuant to the Offer and (iii) recommend to its stockholders the approval of the Merger. At the Stockholder Meeting, Parent shall cause all the Shares then owned by Parent, Purchaser, Offeror and any of their subsidiaries or affiliates to be voted in favor of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, if Offeror, or any other direct or indirect subsidiary of Purchaser, shall acquire at least 90 percent of the outstanding Shares, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a vote of stockholders of the Company, in accordance with Section 253 of the Delaware Law.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due organization, existence and, subject to certain limitations, the qualification, good standing, corporate power and authority of the Company and its subsidiaries; (ii) the due authorization, execution, and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the compliance by the Company and its subsidiaries with all applicable foreign, federal, state or local laws, statutes, ordinances, rules, regulations, orders, judgments, rulings and decrees ("Laws") of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal ("Governmental Entity");
(iv) the capitalization of the Company, including the number of shares of capital stock of the Company outstanding, the number of shares reserved for issuance on the exercise of options and similar rights to purchase shares; (v) the identity, ownership and capitalization of each of the Company's subsidiaries and ownership by the Company and its subsidiaries of interests or investments in entities other than subsidiaries of the Company or its subsidiaries; (vi) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by the Company of the Merger and the absence of any violations, breaches or defaults which would result from compliance by the Company with any provision of the Merger Agreement; (vii) compliance with the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, in connection with each registration statement, report, proxy statement or information statement (as defined under the Exchange Act) prepared by it since September 30, 1997, each in the form (including exhibits and any amendments thereto) filed with the Commission (collectively, the "Company Reports") and the financial statements included therein filed by the Company with the Commission, the Schedule 14D-9, the information statement, if any, filed by the Company in connection with the Offer pursuant to Rule 14f-1 under the Exchange Act and any schedule required to be filed by the Company with the Commission or any amendment or supplement thereto; (viii) subject to certain exceptions and limitations, the absence of pending or (to the knowledge of the Company) threatened claims, actions, suits, proceedings, arbitrations, investigations or audits (collectively, "Litigation"); (ix) the absence of certain changes or effects; (x) certain tax matters; (xi) certain employee benefit and ERISA matters; (xii) certain labor and employment matters; (xiii) certain fees in connection with the transactions contemplated by the Merger Agreement; (xiv) certain matters relating to the Company's intellectual property; (xv) subject to certain limitations, the possession by the Company and its subsidiaries of necessary franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders; (xvi) certain environmental matters; (xvii) subject to certain exceptions and limitations, title to assets; (xviii) certain insurance policy matters; (xix) material contracts of the Company and its subsidiaries; (xx) the opinion of Broadview; (xxi) state takeover statutes; (xxii) the required vote of stockholders of the Company with respect to the transactions contemplated by the Merger Agreement; (xxiii) the Rights Agreement and (xxiv) year 2000 and euro compliance.

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     Parent, Purchaser and Offeror have also made certain representations and warranties, including with respect to (i) the due incorporation, existence, good standing and, subject to certain limitations, corporate power and authority of Parent, Purchaser and Offeror; (ii) the due authorization, execution and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by Parent, Purchaser and Offeror and the absence of any violations, breaches or defaults which would result from compliance by Parent, Purchaser and Offeror with any provision of the Merger Agreement; (iv) the interim operations of Offeror; (v) the sufficiency of funds available to Parent, Purchaser and Offeror for the consummation of the Offer and the Merger; and (vi) the lack of beneficial ownership by Parent, Purchaser or Offeror of any Shares.

     Conduct of the Merger. The Company has agreed that from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Purchaser has consented in writing thereto, the Company shall, and shall cause each of its subsidiaries to: (i) conduct its operations according to its ordinary course of business consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (iii) promptly upon the discovery thereof, notify Purchaser of the existence of any breach of any representation or warranty contained in the Merger Agreement (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect (as defined in the Merger Agreement), any breach of such representation and warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained in the Merger Agreement no longer to be true and correct (or in the case of any representation and warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect); and
(iv) promptly deliver to the Purchaser true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement, any internal monthly reports prepared for or delivered to the Board of Directors after the date of the Merger Agreement and monthly financial statements for the Company and its subsidiaries for and as of each month end subsequent to the date of the Merger Agreement.

     The Company has agreed that from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Purchaser has consented in writing thereto, the Company shall not, and shall not permit any of its subsidiaries to, (i) amend its certificate of incorporation or by-laws; (ii) issue, sell or pledge any shares of its capital stock or other ownership interest in the Company (other than issuances of shares of Common Stock in respect of any exercise of Options or Warrants outstanding on the date of the Merger Agreement and disclosed to Purchaser or pursuant to the Purchase Plan) or any of the subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities (or derivative securities in respect of the foregoing); (iii) effect any stock split or otherwise change its capitalization as it exists on the date of the Merger Agreement; (iv) grant, confer or award any option, warrant, convertible security or other right to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise required by the terms of such unexercisable options);
(v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than such payments by a subsidiary); (vi) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries; (vii) sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries), except the sale or disposition of inventory or the license of the Company's products in the ordinary course of business or the sale, lease or other disposition of assets which, individually or in the aggregate, are obsolete or not material to the Company and its subsidiaries, taken as a whole; (viii) acquire by merger, purchase or any other manner, any business or entity or otherwise acquire any assets that would be material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (ix) incur or assume any long-term or short-term debt for borrowed money, including debt under the Company's existing credit agreement; provided that, upon the written consent of

Purchaser (which consent shall not be unreasonably withheld), the Company may incur or assume debt under its existing credit agreement at any time after 75 days after the date of the Merger Agreement (x) subject to certain exceptions, assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the debt or other obligations of any other person except obligations (other than debt) of the subsidiaries of the Company; (xi) make or forgive any loans, advances or capital continuations to, or investments in, any other person; (xii) grant any stock-related or performance awards;
(xiii) enter into any new employment, severance, consulting or salary continuation agreements with any officers, directors or employees or grant any increases in compensation or benefits to employees; (xiv) except to the extent required by Law, adopt or amend in any material respect any material employee benefit plan or arrangement; (xv) amend, change or waive (or exempt any person or entity from the effect of) the Rights Agreement, except as set forth in the Merger Agreement; (xvi) permit any insurance policy naming the Company or any subsidiary as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business; (xvii) settle or compromise any pending or threatened litigation; (xviii) make any tax election or settle any tax liability other than settlements involving solely the payment of money (without admission of liability) not to exceed $50,000; or (xix) agree in writing or otherwise to take any of the foregoing actions.

     Access to Information. Under the Merger Agreement, from the date of the Merger Agreement to the closing date of the Merger, the Company shall, and shall cause its subsidiaries to, (i) give Purchaser and its authorized representatives full access to all books, records, personnel, offices and other facilities and properties of the Company and its subsidiaries and their accountants and accountants' work papers, (ii) permit Purchaser to make such copies and inspections thereof as Purchaser may reasonably request and (iii) furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Purchaser may from time to time reasonably request; provided that no investigation or information furnished pursuant to the Merger Agreement shall affect any representations or warranties made by the Company therein or the conditions to the obligations of Parent, Purchaser and Offeror to consummate the transactions contemplated thereby.

     No Solicitation. The Company has agreed in the Merger Agreement that from the date of the Merger Agreement to the Effective Time or termination of the Merger Agreement in accordance with Article 8 thereof, neither it nor any of its subsidiaries shall, and it shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) ("Representatives") not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities (other than pursuant to Options, Warrants and Purchase Rights) of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, afford access to the properties, books or records of the Company or any of its subsidiaries to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform such parties of the obligations undertaken under Section 6.1 of the Merger Agreement; and (c) that it will notify Purchaser immediately of the identity of the potential acquiror and the terms of such person's or entity's proposal if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company; provided, however, that these provisions shall not prohibit the Company or its subsidiaries or its Representatives, upon approval by the Board of Directors of the Company, from (i) prior to the acceptance for payment of Shares pursuant to the Offer, furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of substantially all of the assets of the Company, a business combination or other similar transaction, if, and only to the extent that, (A) such proposal was not solicited, encouraged or knowingly facilitated by the Company, its subsidiaries or their agents in violation of Section 6.1 of the Merger Agreement or the Letter Agreement (as defined below), (B) such proposal is not subject to the receipt of any necessary financing, unless the Board of Directors has determined in good faith, based on the advice of Broadview or other nationally recognized investment banking firm, that such proposal is readily financeable, and involves consideration that provides a higher value per share than the Merger Consideration, (C) the Board of Directors of the Company determines in good faith after receiving a written opinion from outside counsel that the failure to take such action would be a violation by the Board of Directors of its fiduciary duties to stockholders imposed by Law and (D) prior to furnishing information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Purchaser to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; and
(ii) to the extent applicable, complying with Rule 14e-2(a) promulgated under the Exchange Act with regard to an Alternative Proposal. Additionally, the Merger Agreement requires the Company to keep Purchaser immediately informed of the status of any such discussions or negotiations permitted pursuant to the previous sentence (including the identity of such person or entity and the terms of any proposal).

     Fees and Expenses. Except as otherwise provided in the Merger Agreement, whether or not the Offer or the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees, costs and expenses.

     The Merger Agreement provides that, under certain circumstances, the Company shall (a) pay to Purchaser a fee equal to $3,000,000 (the "Termination Fee"). The Company is obligated to pay the Termination Fee under the following circumstances: (i) Purchaser or the Company terminates the Merger Agreement because of the failure of the condition to the Offer that the Company's representations and warranties made by the Company in the Merger Agreement that are qualified by materiality or Material Adverse Effect shall have been true and correct in all respects when made (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all respects as of such other date), the other representations and warranties made by the Company in the Merger Agreement shall have been true and correct in all material respects when made (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all material respects as of such other date) or the Company shall have not breached and shall have complied in all material respects with any of its obligations under the Merger Agreement; (ii) Purchaser or the Company terminates the Merger Agreement because of the failure of the condition to the Offer that no corporation, entity, "group" or "person" (as defined in the Exchange Act), other than Purchaser or Offeror, shall have acquired beneficial ownership of a majority of the outstanding Shares; (iii) Purchaser or the Company terminates the Merger Agreement because of the failure of the condition to the Offer that the Company's Board of Directors shall not have modified or amended its recommendation of the Offer in any manner adverse to Purchaser or Offeror or shall not have withdrawn its recommendation of the Offer or shall not have recommended acceptance of any Alternative Proposal or shall not have resolved to do any of the foregoing; (iv) the Company terminates the Merger Agreement because of an Alternative Proposal which the Board of Directors in good faith determines is more favorable from a financial point of view to the stockholders of the Company as compared to the Offer and the Merger and the Board of Directors determines, after receiving a written opinion from outside counsel, that failure to terminate the Merger Agreement would constitute a violation by the Board of Directors of its fiduciary duties to stockholders imposed by Law, subject to certain provisos that would render such termination right unavailable; or (v) Purchaser terminates the Merger Agreement because the Board of Directors shall have failed to recommend, or shall have withdrawn, modified or amended its approval or recommendation of the Offer or the Merger in a manner adverse to Purchaser, or shall have resolved to do any of the foregoing. In addition, the Company will be obligated to pay the Termination Fee if an Alternative Proposal shall have been made known to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal and thereafter Purchaser or the Company terminates the Merger Agreement as a result of (1) the Effective Time not having occurred on or before November 30, 1999 or

(2) the Offer terminating or expiring on account of the failure of the Minimum Condition to be satisfied prior to the expiration of the Offer; provided, however, that the Termination Fee shall not be payable to Purchaser pursuant to this sentence unless and until within 12 months of such termination the Company or any of its subsidiaries enters into any definitive agreement with respect to any Alternative Proposal or any Alternative Proposal is consummated, in which event the Termination Fee shall be payable upon consummation thereof.

     Other Agreements. The Merger Agreement provides that, subject to the terms and conditions provided in the Merger Agreement, the Company, Parent, Purchaser and Offeror shall: (a) use their best efforts to cooperate with one another in
(i) determining which filings are required to be made prior to the Expiration Date (as defined below) or the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities or other third parties in connection with the execution and delivery of the Merger Agreement and certain other ancillary documents and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (b) use their reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement at the earliest practicable time. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of the Merger Agreement, the proper officers and directors of Parent, Purchaser and the Surviving Corporation shall take all such necessary action.

     Dividends and Distributions.

     Pursuant to the terms of the Merger Agreement, from and after the date of the Merger Agreement until the Effective Time, unless Purchaser has consented in writing thereto, the Company shall not, and shall not permit its subsidiaries to, (a) issue, sell or pledge any shares of its capital stock or other ownership interest in the Company (other than issuances of Common Stock in respect of any exercise of stock options or warrants outstanding on the date of the Merger Agreement or pursuant to the Employee Stock Purchase Plan to acquire Shares in accordance with its terms in effect on the date of the Merger Agreement) or its Subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities (or derivative instruments in respect of the foregoing); (b) effect any stock split or otherwise change its capitalization as it exists on the date hereof; (c) grant, confer or award any option, warrant, convertible security or other right to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise required by the terms of such unexercisable options or the stock option plan);
(d) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than such payments by its subsidiaries to the Company); or (e) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of its Subsidiaries.

     Certain Conditions to the Offer.

     Notwithstanding any other term of the Offer, Offeror shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares to the extent permitted by the Merger Agreement, unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the outstanding Shares on a fully diluted basis and any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer shall have been expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer to the extent permitted by the Merger Agreement, if at any time on or after the date of the Merger

Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions shall exist or occur and remain in effect:

          (a) there shall have been instituted, pending or threatened in writing any litigation by the Government of the United States of America or by any agency or instrumentality thereof that seeks to (i) challenge the acquisition by Purchaser or Offeror (or any of its affiliates) of Shares pursuant to the Offer or restrain or prohibit the making or consummation of the Offer or the Merger, or obtain damages in connection thereunder, (ii) make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (iii) in connection with the Offer or the Merger or the transactions contemplated to the Merger Agreement, impose limitations on the ability of Purchaser or Offeror (or any of their affiliates) effectively to acquire or hold, or to require Purchaser, Offeror or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of their assets or the business of any one of them, (iv) impose limitations on the ability of Purchaser, Offeror or their affiliates to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (v) in connection with the Offer or the Merger or the transactions contemplated by the Merger Agreement, affect Purchaser, Offeror, the Company or any of their respective affiliates which, in the sole judgment of Purchaser, may have or be likely to have a Material Adverse Effect or a material adverse effect on Purchaser, Offeror or any of their affiliates or otherwise make consummation of the Offer or the Merger or the consummation of the transactions contemplated hereunder unduly burdensome; or

          (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any Governmental Entity, any Law that could directly or indirectly result in any of the consequences referred to in subsection (a) above; or

          (c) the Merger Agreement shall have been terminated in accordance with its terms; or

          (d) (i) any of the representations and warranties made by the Company in the Merger Agreement that are qualified by materiality or Material Adverse Effect shall not have been true and correct in all respects when made (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all respects as of such other date), or the other representations and warranties made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all material respects as of such other date) or (ii) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement; or

          (e) any corporation, entity, "group" or "person" (as defined in the Exchange Act), other than Purchaser or Offeror, shall have acquired beneficial ownership of a majority of the outstanding Shares; or

          (f) the Company's Board of Directors shall have modified or amended its recommendation of the Offer in any manner adverse to Purchaser or Offeror or shall have withdrawn its recommendation of the Offer or shall have recommended acceptance of any Alternative Proposal or shall have resolved to do any of the foregoing; or

          (g) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over the counter market in the United States, (ii) a declaration of any banking moratorium by federal or state authorities or any suspension of payments in respect of banks or any limitation (whether or not mandatory) imposed by federal or state authorities on the extension of credit by lending institutions in the United States, or (iii) in the case of the foregoing clause existing at the time of the commencement of the Offer, in the reasonable judgment of Parent, a material acceleration or worsening thereof.

     Other than the Minimum Condition, the foregoing conditions are for the sole benefit of Purchaser and Offeror and may be asserted by Purchaser or Offeror regardless of the circumstances (including any action or inaction by Purchaser or the Company) giving rise to any such condition and may be waived by Purchaser or Offeror, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Purchaser or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares shall promptly be returned by the depositary to the tendering stockholders.

     Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (i) if approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable Law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and (ii) there shall not have been issued any injunction or issued or enacted any Law, which prohibits or has the effect of prohibiting the consummation of the Merger or making such consummation illegal.

     The obligations of Purchaser and Offeror to effect the Merger shall be further subject to the satisfaction or waiver, on or prior to the Effective Time, of the condition that Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer.

     Termination. The Merger Agreement, notwithstanding approval thereof by the stockholders of the Company, may be terminated at any time prior to the Effective Time:

          (a) by mutual written consent of the Board of Directors of Purchaser and the Company;

          (b) by Purchaser or the Company:

             (i) if the Effective Time shall not have occurred on or before November 30, 1999 (provided that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

             (ii) if there shall be any Law that makes consummation of the Offer or the Merger illegal or prohibited, or if any court of competent jurisdiction in the United States or other Governmental Entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable;

             (iii) if the Offer terminates or expires on account of the failure of any condition specified in Section 14 without Offeror having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this clause (iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of any such condition); or

             (iv) upon a vote at a duly held meeting, or upon any adjournment thereof, the stockholders of the Company shall have failed to give any approval required by applicable Law;

          (c) by the Company if there is an Alternative Proposal which the Board of Directors in good faith determines is more favorable from a financial point of view to the stockholders of the Company as compared to the Offer and the Merger, and the Board of Directors determines in good faith after receiving a written opinion from outside counsel that failure to terminate the Merger Agreement would constitute a violation by the Board of Directors of its fiduciary duties to stockholders imposed by Law; provided, however, that the right to terminate the Merger Agreement in such event shall not be available (i) if the Company has breached its obligations not to solicit an Alternative Proposal, or (ii) if the Alternative Proposal (x) is subject to a financing condition or (y) involves consideration that is not entirely cash or does not permit stockholders to receive the payment of the offered consideration in respect of all Shares at the same time, unless the Board of Directors has determined in good faith, based on the advice of Broadview (as defined below) or other nationally recognized investment banking firm, that (in the case of clause (x)) the Alternative Proposal is readily financeable and (in the case of clause (y)) that such offer provides a higher value per share than the consideration per share pursuant to the Offer or the Merger, or (iii) if, prior to or concurrently with any purported termination pursuant to this clause (c), the Company shall not have paid the fees contemplated by Section 8.2 of the Merger Agreement, or (iv) if the Company has not provided Purchaser and Offeror with three business days prior written notice of its intent to terminate the Merger Agreement and delivered to Purchaser and Offeror a copy of the written agreement embodying the Alternative Proposal in its then most definitive form; and

          (d) by Purchaser if the Board of Directors shall have failed to recommend, or shall have withdrawn, modified or amended its approval or recommendation of the Offer or the Merger in a manner adverse to Purchaser or shall have resolved to do any of the foregoing.

     Indemnification. The Merger Agreement provides that Purchaser will cause the Surviving Corporation to maintain in effect for not less than three years after the Effective Time, the Company's current directors and officers insurance policies, if such insurance is obtainable (or policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of the Company) with respect to acts or failures to act prior to the Effective Time, including acts relating to the transactions contemplated by the Merger Agreement; provided, however, that in order to maintain or procure such coverage, Purchaser and the Surviving Corporation shall not be required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than 1.5 times the most recent annual premium paid by the Company prior to the date hereof (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Purchaser or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     The Merger Agreement also provides that from and after the Effective Time, Purchaser and the Surviving Corporation shall indemnify and hold harmless each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (each, an "Indemnified Party"), in connection with any claim, action, suit, proceeding or investigation (an "Action") arising out of or pertaining to acts or omissions by them in their capacities as such, which acts or omissions occurred prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, at least to the extent that such Indemnified Party is presently indemnified by the Company. In the event of any such Action, the Surviving Corporation shall control the defense of such Action with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the Indemnified Party; provided, however, that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to the Surviving Corporation, at the Indemnified Party's expense. Notwithstanding the foregoing, if there is any conflict between the Surviving Corporation and any Indemnified Parties or there are additional defenses available to any Indemnified Parties, the Indemnified Parties shall be permitted to participate in the defense of such Action with counsel selected by the Indemnified Parties, which counsel shall be reasonably acceptable to the Surviving Corporation, and Purchaser shall cause the Surviving Corporation to pay the reasonable fees and expenses of such counsel, as accrued and in advance of the final disposition of such Action to the fullest extent permitted by applicable law; provided, however, that the Surviving Corporation shall not be obligated to pay the reasonable fees and expenses of more than one counsel for all Indemnified Parties in any single Action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such Action. The Surviving Corporation shall not be liable for any settlement effected without its written consent, which consent shall not unreasonably be withheld.

     Purchaser has also agreed to cause the Surviving Corporation promptly to adopt and keep in effect provisions in the Surviving Corporation's certificate of incorporation and by-laws to provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company at least to the extent they are presently indemnified by the Company and such provisions shall not be amended except as either required by applicable Law or to make changes permitted by Law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses. Purchaser has also agreed to cause the Surviving Corporation to comply with the terms and conditions of all existing indemnification agreements with the Company's officers and directors.

     Certain Employee Matters. The Merger Agreement provides that the Company shall take such action as is required to cause the current "Payment Period" under the Purchase Plan to terminate on the earlier of the Effective Time and July 23, 1999. If the Offer is consummated on or before the final day of the current Payment Period under the Purchase Plan, the holders of Purchase Rights shall receive from the Company, promptly after the last day of the Payment Period, a cash payment in exchange for each Share issuable upon exercise of such holder's Purchase Rights as of the last day of the Payment Period as set forth in the first sentence hereof, in an amount equal to the Merger Consideration, and each Purchase Right shall terminate automatically upon such payment. If the Offer is not consummated on or before the final day of the current Payment Period, the Purchase Rights will be exercisable solely for Common Stock in accordance with the terms of the Purchase Plan. So long as this Agreement has not been terminated, no additional Payment Period shall begin after the termination of the current Payment Period.

     From and after the Effective Time, the Surviving Corporation and its subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of its subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its subsidiaries or group of such officers, directors, employees or consultants which agreements have been previously disclosed to Purchaser.

     The Merger Agreement also provides that, to the extent permitted under applicable law, each employee of the Company or its subsidiaries shall be given credit for all service with the Company or its subsidiaries (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation or Purchaser in which they participate or in which they become participants for purposes of eligibility and vesting (but not benefit accrual), but only to the extent such years of service would have been credited under the relevant plan of Purchaser or its Subsidiaries if the employee had been a similarly situated employee of Purchaser or its Subsidiaries during the relevant period of time.

     Additionally, to the extent that any benefit plan of the Surviving Corporation or any of its subsidiaries in which an employee of the Company or its subsidiaries participates after the Effective Time provides medical or dental benefits, the Surviving Corporation shall cause any eligible expenses incurred by such employee on or before the Effective Time under a similar Company Employee Benefit Plan to be taken into account under the Surviving Corporation or its subsidiaries' plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year. The Surviving Corporation agrees to maintain the Company's Flexible Benefits Plan, as in effect as of the date hereof, through the end of its current plan year.

     Amendment.

     To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Board of Directors of the Company, Parent and Purchaser at any time before or after adoption of the Merger Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of, or the income tax consequences to, the Company's stockholders thereunder without the approval of such stockholders; provided, however, that any amendment occurring after the election or appointment of Purchaser's designees to the Board of Directors shall require approval of a majority of the directors of the Company then in office, and Purchaser shall ensure that its designees who are serving on the Board of Directors do not vote or take any action to approve any such amendment without the approval of a majority of the directors then in office who are not designated by Purchaser. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

     Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Offeror pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms contained in the Merger Agreement, there can be no assurance as to the timing of the Merger.

     (iii) Tender and Option Agreement

     The following is a summary of the Tender and Option Agreement dated as of May 27, 1999 (the "Tender and Option Agreement") between Acquisition, the Offeror and certain stockholders of the Company listed on Schedule A thereto (the "Option Stockholders"), a copy of which is filed as an Exhibit to the
Schedule 14D-1 filed by Invensys and the Offeror with the SEC in connection with the Offer, as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on June 2, 1999, and as Exhibit 99.2 to this Schedule 14D-9, and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Option Agreement. Capitalized terms not otherwise defined in the following description of the Tender and Option Agreement have the respective meanings ascribed to them in the Tender and Option Agreement.

     Concurrently with the execution and delivery of the Merger Agreement, the Major Stockholder, which has beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) with respect to 2,000,000 Shares, and the directors and officers of the Company, who collectively have beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of 848,107 Shares, entered into the Tender and Option Agreement with Purchaser and Offeror. Assuming all options and warrants owned by the Major Stockholder and the Directors and Officers are exercised, the Major Stockholder and the Directors and Officers beneficially own (as defined pursuant to Rule 13d-3 of the Exchange Act) 31.5% of the Shares. Pursuant to the Tender and Option Agreement, the Major Stockholder and the Directors and Officers (the "T&O Stockholders") have agreed, among other things, to tender promptly the Shares held by them pursuant to the Offer, and not to withdraw any such Shares, and to various other provisions described below.

     Transfer of the Shares. The Tender and Option Agreement provides that during its term, except as otherwise expressly provided therein, each T&O Stockholder agrees that such T&O Stockholder will not (a) tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or encumber with any lien, any of the Shares, except for
(i) transfers to any spouse or descendant (including by adoption) of such T&O Stockholder, or any trust or retirement plan or account for the benefit of such T&O Stockholder, spouse or descendant; provided any such transferee agrees in writing to be bound by the terms of the Tender and Option Agreement and (ii) transfers by operation of Law; provided that any such transferee shall be bound by the terms of the Tender and Option Agreement, (b) acquire any Shares or other securities of the Company (otherwise than in connection with a transaction in connection with adjustments or by exercising any of the Options, Warrants or Rights), (c) deposit the Shares into a voting trust, enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, (d) enter into any contract, option or other arrangement (including any profit sharing arrangement) or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment, hypothecation or other disposition of any interest in or the voting of any Shares or any other securities of the Company, (e) exercise any rights (including, without limitation, under Section 262 of the Delaware General Corporation Law) to demand appraisal of any Shares which may arise with respect to the Merger, or (f) take any other action that would in any way restrict, limit or interfere with the performance of such T&O Stockholder's obligations hereunder or the transactions contemplated hereby or which would otherwise diminish the benefits of the Tender and Option Agreement to Purchaser or Offeror.

     Tender of Shares. The Tender and Option Agreement provides that each T&O Stockholder agrees that such T&O Stockholder will validly tender (or cause the record owner of such shares to validly tender) and sell (and not withdraw, except in the event the Purchase Option is exercised, in which case such withdrawal shall be for the limited purpose of consummating the Purchase Option) pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer (or the earlier of the expiration date of the Offer and the fifth business day after such Shares are acquired by such T&O Stockholder if the T&O Stockholder acquires Shares after the date hereof), or, if the T&O Stockholder has not received the Offer documents by such time, within two business days following receipt of such documents, all of the then outstanding Shares beneficially owned by such T&O Stockholder (including the Shares outstanding as of the date of the Tender and Option Agreement and shares issued following the exercise (if any) of the Options, Warrants and Rights.

     Voting Agreement. The Tender and Option Agreement also provides that each T&O Stockholder, (a) agrees to appear (or not appear, if requested by Purchaser or Offeror) at any annual, special, postponed or adjourned meeting of the stockholders of the Company or otherwise cause the Shares such T&O Stockholder beneficially owns to be counted as present (or absent, if requested by Purchaser or Offeror) thereat for purposes of establishing a quorum and to vote or consent, and (b) constitutes and appoints Purchaser and Offeror, or any nominee thereof, with full power of substitution, during and for the term of the Merger Agreement, as his true and lawful attorney and proxy for and in his name, place and stead, to vote all the Shares such T&O Stockholder beneficially owns at the time of such vote, at any annual, special, postponed or adjourned meeting of the stockholders of the Company (and this appointment will include the right to sign his or its name (as stockholder) to any consent, certificate or other document relating to the Company that laws of the State of Delaware and the Commonwealth of Massachusetts may require or permit), in the case of both (a) and (b) above,
(x) in favor of approval and adoption of the Merger Agreement and approval and adoption of the Merger and the other transactions contemplated thereby and (y) against (1) any Alternative Proposal, (2) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement and (3) the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement and the ancillary documents thereto): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iii)(A) any change in a majority of the persons who constitute the board of directors of the Company or any of its subsidiaries as of the date hereof; (B) any change in the present capitalization of the Company or any amendment of the Company's or any of its subsidiaries' certificate of incorporation or bylaws, as amended to date; (C) any other material change in the Company's or any of its subsidiaries' corporate structure or business; or
(D) any other action that is intended, or could be expected, to impede, interfere with, delay, postpone, or adversely affect the Offer, the Merger and the other transactions contemplated by the Tender and Option Agreement, the Merger Agreement and the ancillary documents thereto.

     Grant of Purchase Option. The Tender and Option Agreement also provides that each T&O Stockholder grants to Purchaser and Offeror an irrevocable option (the "Purchase Option") to purchase for cash, in a manner set forth below, any or all of the Shares (and including Shares acquired after the date hereof by such Stockholder) beneficially owned by the T&O Stockholder at a price per share (the "Exercise Price") equal to the Merger Consideration. The Merger Consideration as it relates to the Options, Warrants and Purchase Rights shall be an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option, Warrant or Purchase Right, without interest, in full settlement of the Company's (and the Surviving Corporation's) obligations under each such Option, Warrant or Purchase Right. To the extent that the per share exercise price of any Option, Warrant or Purchase Right exceeds the Merger Consideration, such Option, Warrant or Purchase Right shall be canceled and the T&O Stockholder shall not receive or be entitled to receive any consideration from Purchaser, Offeror or the Company relating thereto. The amount payable shall be subject to all applicable withholding taxes.

     Exercise of Purchase Option. The Tender and Option Agreement provides that the Purchase Option may be exercised by Purchaser or Offeror, in whole or in part, at any time or from time to time after the occurrence of any Trigger Event. A Trigger Event will occur if: (i) the Merger Agreement becomes terminable under circumstances that entitle Purchaser or Offeror to receive the Termination Fee (regardless of whether the Merger Agreement is actually terminated and whether such Termination Fee is then actually paid), (ii) the Offer is consummated but, due to the failure of the T&O Stockholder to validly tender and not withdraw all of the then outstanding Shares beneficially owned by such T&O Stockholder, Purchaser has not accepted for payment or paid for all of such T&O Stockholder's shares of Common Stock, (iii) a tender or exchange offer for at least 20% of the Shares shall have been publicly proposed to be made or shall have been made by another person or "group" (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Purchaser or Offeror), or (iv) it shall have been publicly disclosed that (A) any person or "group" (other than Purchaser or Offeror) shall have acquired or proposed to acquire beneficial ownership of more than 20% of any class or series of capital stock of the Company (including the Common Stock), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of any class or series of capital stock of the Company or any of its subsidiaries, or (B) any person or "group" (other than Parent, Purchaser and Offeror) shall have entered into or publicly offered to enter into a definitive agreement or an agreement in principle with respect to a merger, consolidation or other business combination with the Company or any of its subsidiaries.

     Total Profit Remittance. The Tender and Option Agreement provides that in the event that, within 12 months of the exercise of the Purchase Options, Purchaser or Offeror sells, to a third party which is not an affiliate of Purchaser, Shares acquired by means of exercise of the Purchase Options ("Exercise Shares") for an aggregate consideration (the "Aggregate Consideration") greater than the aggregate Exercise Price (the "Aggregate Exercise Price") paid for such Exercise Shares, Purchaser agrees to pay to the T&O Stockholders an amount equal to the excess of the Aggregate Consideration over the Aggregate Exercise Price. The excess of the Aggregate Consideration over the Aggregate Exercise Price shall be distributed to the T&O Stockholders who sold shares to Purchaser or Merger Sub pursuant to the exercise of the Purchase Options in a manner so that each such T&O Stockholder shall have received the same consideration after including such payments for each Share so sold. In addition, in the event that, within 12 months of the exercise of the Purchase Options, Parent, Purchaser or Offeror or any of their affiliates shall consummate a merger or other business combination with the Company, or shall purchase Shares pursuant to a tender offer for all Shares, at a price per share (taking into account any stock dividends, stock splits, reverse stock splits, recapitalizations, combinations, exchanges of shares or the like) in excess of the Exercise Price paid for any Shares, Purchaser agrees to pay each T&O Stockholder such excess for each Exercise Share purchased from such T&O Stockholder.

     Representations and Warranties. Under the Tender and Option Agreement, the T&O Stockholders made customary representations and warranties to Purchaser and Offeror, including with respect to their authority to enter into and perform their obligations under the Tender and Option Agreement, the due execution and delivery by the T&O Stockholders of the Tender and Option Agreement and their good title to all of the Shares, free and clear of all encumbrances.

     Each of Purchaser and Offeror has also made customary representations and warranties under the Tender and Option Agreement, including with respect to Purchaser's and Offeror's authority to enter into and perform its obligations under the Tender and Option Agreement, the due execution and delivery by Purchaser and Offeror of the Tender and Option Agreement, and each of Purchaser's and Offeror's representation that it will not transfer or dispose of the Option Shares except in compliance with the Securities Act.

     Termination. The Tender and Option Agreement will terminate, with respect to any T&O Stockholder, upon the purchase by Purchaser or Offeror of all of the then outstanding Shares beneficially owned by such T&O Stockholder in accordance with Section 6 of the Tender and Option Agreement, and otherwise, upon the earliest of: (i) the Effective Time; (ii) termination of the Merger Agreement other than upon, during the continuance of, or after, a Trigger Event; or (iii) 90 days following any termination of the Merger Agreement upon, during the continuance of or after a Trigger Event (or if, at the expiration of such 90 day period the Purchase Option cannot be exercised by reason of any applicable judgment, decree, order, injunction, law or regulation, 10 business days after such impediment to exercise has been removed or has become final and not subject to appeal).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (A) Recommendation of the Board of Directors.

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to the Offeror.

     As set forth in the Offer, the Merger Agreement and the Letter of Transmittal (the "Offer Documents"), the Offeror will purchase shares tendered prior to the close of the Offer (and not validly withdrawn) if the conditions to the Offer have been satisfied (or waived). One of the conditions to the Offer is that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer shares of Common Stock representing at least a majority of the outstanding shares of Common Stock on a fully diluted basis (the "Minimum Condition"). Stockholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Offeror is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Offeror will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if the Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Offeror will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company's stockholders. The parties to the Merger Agreement have agreed to use their best efforts to take, or cause to be taken, actions necessary, proper or advisable to consummate and make effective in the most expeditious manner possible the Merger and the transactions contemplated by the Merger Agreement. If the Offeror does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. The Offer will expire upon the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on June 30, 1999, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire. A copy of the press releases issued by the Company and Invensys on May 27, 1999 announcing the Merger and the Offer is filed as Exhibit
99.5 to this Schedule 14D-9 and is incorporated herein by reference.

  (B) Background of the Offer; Reasons for the Recommendation.

     Background of the Offer

     At a meeting of the Board of Directors on January 22, 1999, the Board of Directors and certain members of senior management analyzed a number of industry trends and conditions, as well as issues specific to the Company. The Board of Directors directed management to explore strategic alternatives for the Company.

     On January 28, 1999, the Company met with Broadview International LLC ("Broadview") to discuss strategic alternatives, including the possible sale of one or more product lines or the Company. On February 25, 1999, the Company engaged Broadview as its financial advisor to assist the Company in exploring its strategic alternatives.

     During the period from February 1999 through May 20, 1999, Broadview solicited interest in an acquisition of all or part of the Company from 21 potential acquirors, and the Company held discussions with seven companies. Four companies expressed an interest in acquiring the Company.

     On May 10, 1999, the Board of Directors met to discuss the state of the Company's business and receive an update from Broadview's representatives on the status of their activities. The Board reviewed with the senior management of the Company the Company's financial condition, including the Company's expectations regarding operating results and cash outlays for fiscal 1999. Broadview provided an update on the status of discussions with potential acquirers, the current merger and acquisitions market environment, and a preliminary valuation analysis of the Company. The Board encouraged management and Broadview to continue to pursue acquirers for the sale of all or part of the Company. The Board designated Franchon M. Smithson, one of the Company's directors, as the Board contact person for potential transaction discussions with interested parties.

     On May 17, 1999, Roy H. Slavin, President of Wonderware Corporation, an affiliate of Invensys, contacted Jonathan C. Crane, President of the Company to discuss a possible acquisition of the Company by an affiliate of Invensys and to arrange a meeting on May 18, 1999 in Boston, Massachusetts. In addition, on May 17, 1999, the Company and Invensys executed the Confidentiality Agreement.

     On May 18, 1999, Mr. Crane, Denis E. Liptak, Senior Vice President of Business Development, and representatives of Broadview delivered a presentation relating to the possible acquisition of the Company by Invensys to various senior officers of Invensys and its affiliates.

     On May 19, 1999 and May 20, 1999, the Company and its accountants held additional meetings in Newton, Massachusetts with Invensys and its outside counsel and accountants with respect to legal, business, accounting and financial issues and to negotiate a possible purchase price. The Company's outside legal counsel participated in discussions with respect to the proposed terms of a possible acquisition of the Company by Invensys.

     On May 20, 1999, the Company's Board of Directors, together with representatives from the Company's outside counsel and from Broadview, held a telephonic Board meeting to review, among other things, the price and principal terms of the proposed transaction with Invensys, the status of negotiations with other parties and a proposed timetable for negotiating and completing the proposed transaction. The Board authorized Mr. Crane and Broadview to continue negotiations with Invensys on certain terms.

     On May 21, 1999, after additional negotiations with respect to the proposed purchase price and certain other terms, the Company and Invensys signed a non-binding letter agreement pursuant to which the per Share purchase price would be $7.50 in cash, subject to the completion of due diligence, the negotiation of a definitive acquisition agreement, and the execution of customary support agreements by the principal stockholders of the Company (the "Letter Agreement"). This non-binding Letter Agreement contained, among other things, a prohibition on the solicitation of alternative acquisition proposals for a limited period of time.

     On May 22, 1999, Invensys's outside counsel distributed the first draft of the Merger Agreement and the Tender and Option Agreement.

     On May 23, 1999, Broadview distributed material to the Board which provided an update on the proposed transaction with Invensys and included, among other things, an updated valuation analysis of the Company. In addition, the Company's outside counsel distributed to Invensys's outside counsel initial comments to the Merger Agreement and the Tender and Option Agreement.

     On May 24, 1999, the Board of Directors held a telephonic meeting, at which representatives of the Company's outside counsel, Broadview, and Company management participated. At the meeting, Broadview provided its preliminary analysis of the proposed transaction. The Company's outside counsel reviewed with the Board the provisions of the draft legal documentation, as well as their principal comments with respect thereto. Management discussed the various reasons they believed the Merger was in the best interests of the Company's stockholders. Management and the Company's outside counsel and financial advisors requested the Board's input with respect to certain terms of a possible transaction. The Board of Directors discussed the status of the negotiations and the terms of a possible transaction and provided guidance to management and the Company's outside legal and financial advisors with respect to the negotiations. The Board instructed management to continue the negotiations and report back to the Board.

     From May 24, 1999 through May 27, 1999, the Company, Invensys and their respective legal and financial advisors participated in numerous conferences during which the terms of the draft Merger Agreement, Tender and Option Agreement and ancillary documents, and the manner in which the transaction should be effected, were reviewed, discussed and negotiated extensively. Furthermore, during this period, members of Invensys's management and legal and financial advisors conducted additional legal, financial and business due diligence on the Company.

     On May 25, 1999, the Board of Directors held two additional meetings to review the status of the transaction. At those meetings, management and the Company's legal and financial advisors described in detail for the Board the status of the transaction generally and the principal issues remaining with respect to the negotiations of the revised draft Merger Agreement, Tender and Option Agreement and other documentation. Management and the Company's advisors also reviewed, and the Board discussed at length, an overall summary of the current terms of the transaction documents and the transaction itself, as well as the potential risks and benefits of the proposed transaction and related issues. At the first such meeting on May 25, 1999, Broadview presented its fairness opinion to the Board that as of such date and based upon and subject to the various assumptions and limitations set forth therein, the cash consideration to be received by the holders of Shares in the Offer and Merger is fair from a financial point of view to such stockholders. The Board considered these issues carefully. During these meetings, management and the Company's outside counsel and financial advisors requested the Board's input with respect to certain terms of a possible transaction. The Board discussed with management and the Company's legal advisors alternatives to resolving the outstanding issues, and provided management with further direction regarding the negotiation of the draft Merger Agreement.

     Negotiations between management and counsel for the Company and Invensys continued after the Board meeting on the evening of May 25, 1999. On May 26, 1999, after the conclusion of the principal negotiations, the Board held a telephonic meeting at which the Company's legal advisors described in detail for the Board the proposed resolution of the outstanding issues and the proposed final terms of the Merger Agreement, Tender and Option Agreement, and ancillary documents. After an extensive discussion concerning the proposed final terms and after considering the advice of counsel and the Broadview opinion, the Board of Directors unanimously approved the transaction, including the execution and delivery of the Merger Agreement and the Tender and Option Agreement and related matters. The Board instructed management and the Company's legal advisors to work with Invensys' management and counsel to finalize the documentation based upon the Board's approval of the proposed final terms. Management of the Company and Invensys, and their respective legal advisors, worked together through the morning of May 27, 1999 to finalize the documentation to reflect the agreed-upon resolution of the remaining issues. The Merger Agreement and the Tender and Option Agreement were executed and delivered during the morning of May 27, 1999.

     Reasons for the Recommendation

     At the meeting on May 27, 1999, the Board of Directors of the Company unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and unanimously resolved to recommend that stockholders accept the Offer and tender their Shares.

     In arriving at its decision to approve the transaction, including to recommend acceptance of the Offer, the Board of Directors considered, among other things, (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $7.50 per Share price represents a premium of approximately 111% over the closing sale price of $3.56 per Share as reported on the Nasdaq National Market on May 25, 1999 (the last trading day prior to the date the Board of Directors authorized and approved the transaction) and a premium of approximately 200% over the closing sale price of $2.50 per Share as reported on the Nasdaq National Market on May 18, 1999 (the date of the first meeting between the Company and Invensys with respect to a possible acquisition of the Company by Invensys); (iii) the Board of Directors' knowledge of the recent losses of the Company, and that the Company had experienced significant losses in each of its last five fiscal years; (iv) the significant reduction in the Company's cash balances during the first two quarters of fiscal 1999; (v) the possibilities of significant losses and continuing reductions in cash balances for the remainder of fiscal 1999, and the Board's consideration of the Company's prospects and strategic alternatives in light of such possibilities; (vi) the likelihood that the proposed Merger would be consummated, based on the experience, reputation and financial condition of Invensys and the conditions to the Offer as set forth in the Merger Agreement, including the fact that the consummation of the Merger is not conditioned on there being no material adverse change to the Company after the date of execution of the Merger Agreement or on the accuracy of any of the representations and warranties made by the Company in the Merger Agreement as of any date after the date of the Merger Agreement; (vii) the fact that the Offer was higher than any of the offers received by the Company over the prior several months and the uncertainty of the timing and economic value of a proposal from any third party and the uncertainty of whether there would be a transaction with any third party that would yield greater value for the Company's stockholders than the Offer and the Merger;
(viii) the advantages in a competitive environment of strategically aligning with a large, well-capitalized company; (ix) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to certain unsolicited offers to acquire the Company; (x) the recognition by the Board that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company; and (xi) the opinion of Broadview, dated May 25, 1999, to the effect that as of such date and based upon and subject to the various assumptions and limitations set forth therein, the cash consideration to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such stockholders.

     THE FULL TEXT OF BROADVIEW'S FAIRNESS OPINION IS FILED AS EXHIBIT 99.6 TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     In light of all the factors set forth above, the Board of Directors unanimously approved the transaction. In view of the variety of factors considered in connection with its evaluation of the transaction, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     It is expected that if the Shares are not accepted for payment by the Offeror in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an ongoing business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Broadview to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated February 25, 1999 between the Company and Broadview, the Company, as compensation for such services, agreed to pay Broadview a transaction fee equal to $500,000 plus 1.25% of the total consideration beyond the first twenty million dollars paid directly or indirectly to or by the Company to its stockholders in connection with an acquisitive transaction (including, without limitation, contingent consideration and other post-closing payments). In addition, the Company agreed to pay to Broadview a fee in the amount of $200,000 upon the delivery to the Company of a fairness opinion. Such $200,000 fee shall be credited against the transaction fee described above, which will be due when the consideration is received by the Company's stockholders. The Company also paid Broadview a one-time commitment fee of $50,000 upon execution of the letter agreement. The Company has also agreed to reimburse Broadview for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel, up to a maximum aggregate amount of $25,000. In addition, the Company has agreed to indemnify and hold harmless Broadview, its managing directors, employees, agents, affiliates and controlling persons, for certain claims, damages and liabilities related to or arising in any manner out of any transaction, proposal or any other matter contemplated by its engagement as financial advisor.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

          1. The Company has granted options to, and sold stock upon exercise of stock options held by, employees and consultants under its stock plans.

          2. One of the Company's executive officers participates in the Company's Employee Stock Purchase Plan pursuant to which such officers purchase Common Stock of the Company through payroll deductions.

          3. One of the Company's directors purchased 500 shares of the Company's Common Stock on the open market on February 18, 1999 at a price of $3.50 per share, and purchased 1,000 shares of Common Stock on the open market on May 20, 1999 at a price of $2.50 per share.

     (b) All of the Company's executive officers and directors are parties to the Tender and Stock Option Agreement, the terms of which are described under
Item 3(b)(2) above, pursuant to which, among other things, such officers and directors are obligated under certain circumstances to tender to Offeror and Acquisition in the Offer all Shares beneficially owned by them.

     To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries who are also stockholders presently intend either to tender their Shares in the Offer or vote in favor of the Merger.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Invensys, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders following the purchase by Invensys, pursuant to the Offer, of the number of shares representing not less than the number of Shares that will satisfy the Minimum Condition.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

                                 EXHIBIT INDEX

Exhibit 99.1   Agreement and Plan of Merger dated as of May 27, 1999 among
               Invensys, Acquisition, Merger Sub and the Company.
Exhibit 99.2   Tender and Option Agreement dated as of May 27, 1999 between
               Acquisition, Merger Sub and each of the Stockholders of the Company listed on Schedule A thereto.
Exhibit 99.3 Confidentiality Agreement dated as of May 17, 1999 between the Company and Invensys.
Exhibit 99.4   Letter, dated June 3, 1999, from Jonathan C. Crane,
               Chairman, President and Chief Executive Officer of the
               Company, to the stockholders of the Company concerning the Offer.
Exhibit 99.5   Press Release of the Company and Invensys, dated May 27,
               1999.
Exhibit 99.6   Opinion of Broadview International LLC dated May 25, 1999
               (attached hereto as Annex B).
Exhibit 99.7   Summary of Terms between Invensys and Jonathan C. Crane.
Exhibit 99.8   Memorandum dated March 19, 1999 from Jonathan C. Crane to
               Denis Liptak.
Exhibit 99.9   Memorandum dated May 20, 1999 from Jonathan C. Crane to
               Denis Liptak.
Exhibit 99.10 Amendment No. 1, dated as of May 26, 1999, to the Amended and Restated Rights Agreement dated as of September 18, 1998 between the Company and BankBoston, N.A.
Exhibit 99.11  Letter Agreement dated March 24, 1999 by and between the
               Company and Harlan B. Plumley.
Exhibit 99.12 Employment Agreement dated December 22, 1998 by and between the Company and Jonathan C. Crane, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, File No. 000-22841, and incorporated herein by reference.
Exhibit 99.13  Loan Agreement dated December 22, 1998 by and between the
               Company and Jonathan C. Crane, filed as Exhibit 10.2 to the
               Quarterly Report on Form 10-Q for the quarter ended December
               31, 1998, File No. 000-22841, and incorporated herein by reference.
Exhibit 99.14  Promissory Note dated December 22, 1998 by and between the
               Company and Jonathan C. Crane, filed as Exhibit 10.3 to the
               Quarterly Report on Form 10-Q for the quarter ended December
               31, 1998, File No. 000-22841, and incorporated herein by reference.
Exhibit 99.15  Letter Agreement dated October 20, 1998 by and between the
               Company and Stephen R. Quehl, filed as Exhibit 10.4 to the
               Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, File No. 000-22841, and incorporated herein by reference.
Exhibit 99.16  Marcam Solutions, Inc. 1997 Stock Plan, as amended, filed as
               Exhibit 4.1 to the Registration Statement on Form S-8, filed with the SEC on March 30, 1999, Registration No. 333-75245, and incorporated herein by reference.
Exhibit 99.17  Marcam Solutions, Inc. 1997 Non-Employee Director Stock
               Option Plan, filed as Exhibit 10.6 to the Post-Effective
               Amendment No. 1 on Form S-8 to Form S-4, filed with the SEC on July 23, 1997, Registration No. 333-29285, and incorporated herein by reference.
Exhibit 99.18 Marcam Solutions, Inc. 1997 Employee Stock Purchase Plan, as amended, filed as Exhibit 10.15 to the Annual Report on Form
               10-K for the fiscal year ended September 30, 1997, File No.
               000-22841, and incorporated herein by reference.

Exhibit 99.19  Form of Letter Agreement dated June 10, 1997 by and between
               Marcam Corporation, the Company and Messrs. Ebling and
               Liptak and Ms. Clark, filed as Exhibit 10.2 to the Company's
               Quarterly Report on Form 10-Q for the quarter ended June 30,
               1997, File No. 000-22841, and incorporated herein by reference.
Exhibit 99.20  Amended and Restated Rights Agreement dated as of September
               18, 1998, between the Company and BankBoston, N.A., which includes as Exhibit A the form of Certificate of Designation of Preferred Stock, as Exhibit B the Form of Rights
               Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock, filed as Exhibit 4.5 to the
               Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, File No. 000-22841, and incorporated herein by reference.
Exhibit 99.21  The Company's Information Statement pursuant to Section
               14(f) of the Exchange Act and Rule 14f-1 thereunder
               (attached hereto as Annex A).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MARCAM SOLUTIONS, INC.

                                          By: /s/ JONATHAN C. CRANE
                                            ------------------------------------
                                            Jonathan C. Crane
                                            Chairman of the Board, President,
                                            and Chief Executive Officer

                                          Dated: June 3, 1999

                                                                         ANNEX A

                             MARCAM SOLUTIONS, INC.
                                95 WELLS AVENUE
                                NEWTON, MA 02159

                             INFORMATION STATEMENT
       (PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER)

     This Information Statement is being mailed on or about June 3, 1999, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Marcam Solutions, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, together with the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated September 18, 1998, as amended through the date hereof, between the Company and BankBoston, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares") of the Company at the close of business on or about May 28, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On May 27, 1999, the Company, Invensys plc, a public limited company organized under the laws of England and Wales ("Invensys"), M Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Invensys ("Purchaser"), and M Merger Sub, a Delaware corporation and a direct wholly owned subsidiary of Purchaser and an indirect wholly owned subsidiary of Parent (the "Offeror"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) Invensys and Purchaser will cause the Offeror to commence a tender offer (the "Offer") for all outstanding Shares at a price of $7.50 per Share to the stockholders of the Company in cash and without interest thereon, and (ii) Merger Sub will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of Invensys.

     The Merger Agreement requires the Company to use its best efforts to cause the directors designated by Purchaser to be elected to the Board of Directors of the Company under the circumstances described therein. See "Boards of Directors and Executive Officers of Invensys and the Company."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Offeror commenced the Offer on June 3, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on June 30, 1999, unless the Offer is extended.

                   BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS
                          OF INVENSYS AND THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 27, 1999, there were 7,818,087 shares of Common Stock outstanding.

     Pursuant to the Company's Certificate of Incorporation, the Company's Board of Directors is divided into three classes: Class I Directors, whose terms expire at the 2001 annual meeting of stockholders; Class II Directors, whose terms expire at the 2002 annual meeting of stockholders; and Class III Directors, whose terms expire at the 2000 annual meeting of stockholders. Each director is elected for a three-year term of office, with one class of directors being elected at each annual meeting of stockholders. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

     The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Offer, Purchaser shall be entitled to designate members of the Board of Directors of the Company such that Purchaser, subject to the provisions of Section 14(f) of the Exchange Act, will have a number of representatives on the Board of Directors equal to the product obtained by multiplying the number of directors on the Board by the percentage of outstanding Shares beneficially owned by the Offeror and Purchaser (rounded up to the next whole number but rounded down if rounding up would cause Purchaser's representatives to constitute the entire Board). The Company has agreed, upon the request of Purchaser, to promptly increase the size of the Board of Directors and/or use its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors and has agreed to cause Purchaser's designees to be so elected. The Company has agreed, at the request of the Offeror and at its expense, to take all actions necessary to effect the foregoing.

DIRECTORS AND EXECUTIVE OFFICERS OF INVENSYS

     Invensys has informed the Company that Purchaser currently intends to designate a majority of the directors of the Company following the consummation of the Offer. It is currently anticipated that Invensys will designate Dr. George W. Sarney, Roy H. Slavin, James C. Bays, Philip Maynard, Thomas G. Foley, Samuel Auriemma, and/or James Mueller, or such other persons listed below as Invensys shall determine (collectively the "Invensys Designees"). The names and ages of the directors and executive officers of Invensys, Purchaser and the Offeror, and their present principal occupations, are set forth below. Unless otherwise indicated, each individual is a citizen of the United Kingdom and his business address is Carlisle Place, London SW1P 1BX, England.

                                     PARENT

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH
NAME AND AGE                                  PARENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                                  ----------------------------------------------------------
Lord Marshall of Knightsbridge (65).......    Chairman since June 1998 and Deputy Chairman from January
                                              1998 until June 1998. Chairman of British Airways Plc
                                              since 1993. Chairman of Inchcape plc since 1996. Deputy
                                              Chairman of British Telecommunications plc since 1995.
                                              Non-Executive Director of HSBC Holdings plc. President of
                                              the Confederation of British Industry from May 1996 until
                                              July 1998.
Ian C. Strachan (56)(a)...................    Deputy Chairman since February 1999. Member of Board of
                                              Directors of BTR plc ("BTR") since April 1995 and Chief
                                              Executive Officer of BTR from January 1996 until February
                                              1999. Deputy Chief Executive of RTZ Corporation plc from
                                              1981 until 1991.
Allen M. Yurko (47)(b)....................    Member of Board of Directors since 1991, Chief Executive
                                              since February 1999, Managing Director and Chief Executive
                                              Officer from January 1994 until February 1999, and
                                              Managing Director and Chief Operating Officer from October
                                              1992 until January 1994. Member of the Board of Directors
                                              of Tate & Lyle plc since April 1996.
Kathleen A. O'Donovan (41)................    Member of Board of Directors and Chief Financial Officer
                                              since February 1999. Member of Board of Directors of BTR
                                              since July 1991 and Finance Director of BTR from July 1991 until February 1999. Partner at Ernst & Young from 1989
                                              until June 1991. Member of Board of Directors of EMI Group plc since November 1997.
Robert Bauman (68)(c).....................    Member of Board of Directors since February 1999. Member
                                              of Board of Directors of BTR since August 1997 and
                                              Chairman of BTR from May 1998 until February 1999. Chief
                                              Executive of SmithKline Beecham plc from July 1989 until
                                              April 1994. Chairman of British Aerospace plc from May
                                              1994 until April 1998. Member of Board of Directors of
                                              Reuters Holdings plc since 1993.
Sir Philip Beck (64)......................    Member of Board of Directors since 1991, Chairman from
                                              March 1998 until June 1998 and Deputy Chairman from June
                                              1998 until February 1999. Deputy Chairman of Railtrack plc since May 1999. Member of Board of Directors of Delta plc
                                              since August 1994. Member of Board of Directors of
                                              Kitagawa Europe Limited since June 1990.
Rolf Borjesson (56)(d)....................    Member of Board of Directors since July 1998. Chief
                                              Executive and Managing Director of Rexam PLC since July
                                              1996. Member of Board of Directors of Midway Holding AB
                                              since May 1995. Member of Board of Directors of Svenska
                                              Handelsbanken AB since August 1995. Chief Executive of PLM
                                              AB from March 1988 until June 1996.
Hugh Collum (58)..........................    Member of Board of Directors since October 1998. Executive
                                              Vice President and Chief Financial Officer of SmithKline
                                              Beecham plc from 1989 until 1998. Member of Board of
                                              Directors of Whitehead Mann Group plc since 1997, Safeway
                                              plc since 1997, and South African Breweries plc since
                                              1999. Non-Executive Chairman of Chiroscience Group plc
                                              since 1998.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH
NAME AND AGE                                  PARENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                                  ----------------------------------------------------------
Sir Graham Hearne (61)....................    Member of Board of Directors since February 1999. Member
                                              of Board of Directors of BTR since June 1998. Chairman of
                                              Enterprise Oil since 1991. Member of Board of Directors of
                                              N.M. Rothschild & Sons Limited since 1977, NRM
                                              Continuation Limited since 1997 and Gallagher Group plc
                                              since 1987.
Simon Robertson (58)......................    Member of Board of Directors since February 1999. Member
                                              of Board of Directors of BTR since March 1997. Managing
                                              Director of Goldman Sachs International since September
                                              1997. Chairman of Kleinwort Benson Group plc ("Kleinwort")
                                              from 1996 until 1997 and Deputy Chairman of Kleinwort from
                                              1992 until 1996. Member of Board of Directors of Inchcape
                                              plc since May 1996 and Berry Bros. & Rudd since June 1998.
James F. Mueller (52)(e)..................    Chief Operating Officer since February 1999 and member of
                                              Board of Directors from April 1996 until February 1999.
                                              President and Chief Operating Officer of Siebe Temperature
                                              and Compliance Control from 1993 until February 1999.
James C. Bays (49)(f).....................    Senior Vice President since February 1999, General Counsel and Chief Legal Officer since March 1996 and Vice
                                              President from March 1996 until February 1999. Vice
                                              President, Law and Assistant General Counsel of GenCorp.
                                              Inc. from April 1993 until March 1996.
R.P.A. Coles (56).........................    Director of Legal Affairs, Group Senior Counsel since
                                              February 1999 and Director of Legal Affairs and Company
                                              Secretary from 1988 until February 1999.
Philip G. Cox (47)........................    Vice President-Operational Planning since February 1999,
                                              Member of the Board of Directors from July 1998 until
                                              February 1999 and Group Financial Director from July 1998
                                              until February 1999. Has occupied various positions with
                                              Parent since 1989.
Barry C. Francis (54).....................    Senior Vice President and Director of Public Relations
                                              since February 1999. Group Public Relations Director from
                                              1993 until February 1999.
John B. Saunders (56).....................    Senior Vice President and Director of Corporate Strategy
                                              and Development since February 1999. Director, Corporate
                                              Strategy and Development from January 1996 until February
                                              1999. Senior Vice President and Director Corporate
                                              Strategy at SmithKline Beecham plc from 1988 until 1994.

                             PURCHASER AND OFFEROR

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH PURCHASER,
NAME AND AGE                                  OFFEROR; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                                  -----------------------------------------------------------
Dr. George W. Sarney (59)(g)..............    Member of Board of Directors. Member of Board of Directors
                                              of Siebe plc from January 1994 until February 1999,
                                              Division Chief Executive for Invensys Intelligent
                                              Automation Division, since February 1999, President and
                                              Chief Operating Officer of Siebe Intelligent Automation
                                              Division, from 1994 until February 1999 and President and
                                              Chief Operating Officer of Siebe Temperature and Appliance
                                              Controls Division, from June 1993 until September 1993.
                                              Non-executive director of Bowthorpe plc.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH PURCHASER,
NAME AND AGE                                  OFFEROR; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                                  -----------------------------------------------------------
Thomas G. Foley (57)(h)...................    Member of Board of Directors, Vice President and Treasurer.
                                              Chief Financial Officer of Invensys Intelligent Automation
                                              Division, since February 1999 and Chief Financial Officer
                                              of Siebe Intelligent Automation Division, from 1993 until
                                              February 1999. Chief Financial Officer of Foxboro Company
                                              since October 1990.
Philip Maynard (45)(i)....................    Member of Board of Directors and Secretary. General Counsel
                                              of Wonderware Corporation, since October 1997 and Assistant
                                              General Counsel of Invensys Intelligent Automation
                                              Division, since May 1999. Vice President, Secretary and
                                              General Counsel for National Education Corporation, from
                                              February 1994 until May 1999.
Roy H. Slavin (53)(j).....................    Member of Board of Directors. President and Chief Executive
                                              Officer of Wonderware Corporation, since July 1995 and
                                              Chairman of Wonderware Corporation from July 1995 until
                                              April 1998; President and Chief Executive Officer of
                                              Siemens Industrial Automation Incorporated, from October
                                              1993 until June 1995.

------------
(a) Mr. Strachan is a citizen of the United States and the United Kingdom and his business address is Carlisle Place, London SW1P 1BX United Kingdom.

(b) Mr. Yurko is a citizen of the United States and his business address is Carlisle Place, London SW1P 1BX United Kingdom.

(c) Mr. Bauman is a citizen of the United States and his business address is Carlisle Place, London SW1P 1BX United Kingdom.

(d) Mr. Borjesson is a citizen of Sweden and his business address is Carlisle Place, London SW1P 1BX United Kingdom.

(e) Mr. Mueller is a citizen of the United States and his business address is Carlisle Place, London SW1P 1BX United Kingdom.

(f) Mr. Bays is a citizen of the United States and his business address is Carlisle Place, London SW1P 1BX United Kingdom.

(g) Dr. Sarney is a citizen of the United States and his business address is 33 Commercial Street, Foxboro, Massachusetts 02035.

(h) Mr. Foley is a citizen of the United States and his business address is 33 Commercial Street, Foxboro, Massachusetts 02035.

(i) Mr. Maynard is a citizen of the United States and his business address is 100 Technology Drive, Irvine, California 92618.

(j) Mr. Slavin is a citizen of the United States and his business address is 100 Technology Drive, Irvine, California 92618.

     None of the Invensys Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) based on information provided to the Company by Invensys, to the best of Invensys's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Invensys that, to the best of Invensys's knowledge, none of the Invensys Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission" or "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers is as follows:

                              CLASS OF       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH THE
NAME AND AGE                  DIRECTOR   COMPANY; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                  --------   -----------------------------------------------------------
Jonathan C. Crane (49)......    III      Chairman of the Board of Directors, President and Chief
                                         Executive Officer of the Company since November 1997; Chief
                                         Operating Officer of Geotek Communications, Inc., a
                                         wireless voice and data communications company, from
                                         October 1995 until July 31, 1997; consultant in the
                                         telecommunications industry from February 1995 to October
                                         1995; President and Chief Executive Officer of Lightstream
                                         Corporation, a majority owned subsidiary of Bolt, Beranek &
                                         Newman, which developed and marketed ATM switching network products, from January 1994 to January 1995. Prior to 1994,
                                         Mr. Crane held a number of management positions with MCI
                                         Corporation, including Executive Vice President,
                                         Multi-National Accounts.
Denis E. Liptak (46)........             Senior Vice President of Business Development of the
                                         Company since May 13, 1999; Vice President of Finance and
                                         Chief Financial Officer of the Company from August 1997 to
                                         May 12, 1999; Vice President, Treasurer and Controller of
                                         the Company from July 1997 to August 1997; Vice President,
                                         Treasurer and Controller of Marcam Corporation (the
                                         Company's former parent entity) from December 1996 to July
                                         1997; Director of Finance of Marcam Corporation from
                                         December 1994 to November 1996. Prior to joining Marcam
                                         Corporation in 1994, Mr. Liptak held a number of financial management positions at Digital Equipment Corporation.
Harlan B. Plumley (47)......             Vice President of Finance and Chief Financial Officer since
                                         May 13, 1999; Vice President of Financial Operations from
                                         March 24 to May 13, 1999; Vice President, Treasurer and
                                         Corporate Controller from November 1997 to March 24, 1999
                                         and Director of Finance for the Americas from April to
                                         November 1997. Before joining Marcam, Mr. Plumley was
                                         employed at Digital Equipment Corporation for fifteen years in a variety of financial management positions. His most
                                         recent positions at Digital Equipment Corporation were as
                                         the Director of Finance and Planning for the PC Desktop
                                         Business (1996 to April 1997) and the Director of Finance
                                         and Operations for the Multia Business Group (1994 to
                                         1996).

Stephen R. Quehl (45).......             Executive Vice President, Worldwide Field Operations since
                                         November 1998; Senior Vice President, Worldwide Field
                                         Operations for Gensym Corporation, an expert systems
                                         software and services company, from October 1997 to
                                         November 1998; Senior Vice President, Americas Field
                                         Operations at Wang Software, Wang Laboratories, Inc., which later became Eastman Software, Inc., a subsidiary of
                                         Eastman Kodak, from September 1994 to August 1997. From
                                         1989 to 1994, Mr. Quehl held several executive positions at
                                         ViewStar Corporation, a work management software and
                                         services company.

                              CLASS OF       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH THE
NAME AND AGE                  DIRECTOR   COMPANY; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                  --------   -----------------------------------------------------------
John Campbell (51)..........     II      Director of the Company since July 1997; Executive Vice
                                         President of the Company from August 1997 through June
                                         1998. Mr. Campbell was a co-founder of Marcam Corporation
                                         and served as a director of Marcam Corporation since its
                                         organization in 1980. Mr. Campbell also served as Marcam
                                         Corporation's Executive Vice President from 1980 until
                                         April 1996.
E. Clark Grimes (50)........     II      Director of the Company since December 22, 1998. President of Meritus Consulting Services, LLC, a management
                                         consulting firm specializing in addressing the operational needs of manufacturing companies, from 1991 to 1997; also a director of New Canaan Bank & Trust Company.
Joe M. Henson (65)..........      I      Director of the Company since December 4, 1997; Chairman of the Board of Legent Corporation, a computer systems
                                         software company, from November 1989 to February 1995; also a director of Harrah's Entertainment, Inc.
Michael J. Quinlan (57).....    III      Director of the Company since June 1997; President and
                                         Chief Executive Officer from July 1997 until November 1997;
                                         President and Chief Executive Officer of Marcam Corporation
                                         from January 1996 until August 1997 and director of Marcam
                                         Corporation from February 1996 until August 1997; Senior
                                         Vice President of Marketing for Telular Corporation, a
                                         developer of fixed wireless phone systems, from June 1994
                                         to October 1995; Director of Technology at the Wharton
                                         School from July 1992 to June 1994; Chief Executive Officer of Access Technology group, a multimedia production company specializing in executive presentations and sales tools,
                                         from July 1993 to June 1994. Prior to 1992, Mr. Quinlan
                                         held a number of senior management positions including
                                         Director of Strategic Planning, President of the National
                                         Accounts Division and Chief Financial Officer of IBM's Asia
                                         Pacific Group.
Franchon M. Smithson (47)...    III      Director of the Company since August 1997; member of
                                         General Atlantic Partners, LLC since 1995; from 1992 to
                                         1995, Senior Vice President and Chief Financial Officer of
                                         Legent Corporation, a computer systems software company.
William W. Wyman (60).......      I      Director of the Company since December 22, 1998; Managing
                                         Partner of Oliver, Wyman & Company, a consulting firm he
                                         founded which specializes in management consulting to
                                         financial institutions in North America and Europe, from
                                         1984 to 1995; employed at Booz, Allen & Hamilton, an
                                         international management consulting firm, from 1965 to
                                         1984; also a director of SS&C Technologies, Inc., a company which provides client/server-based financial software
                                         solutions for financial institutions.

              THE COMPANY'S BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors of the Company met seven times and took action by unanimous written consent three times during the fiscal year ended September 30, 1998. The Board of Directors has a standing Audit Committee and a standing Compensation Committee, the memberships of which were most recently fixed by the Board of Directors on December 22, 1998, and does not have a standing committee for nominating directors. The Audit Committee, which oversees the accounting and financial functions of the Company, including matters relating to the appointment and activities of the Company's independent auditors, met six times during fiscal 1998. Messrs. Smithson and Wyman are currently members of the Audit Committee. The Compensation Committee of the Company, which reviews and makes recommendations concerning executive compensation and administers certain of the Company's stock plans, took action by written consent 16 times during fiscal 1998. Messrs. Henson and Grimes are currently members of the Compensation Committee.

     All directors attended at least 75 percent of the total number of meetings of the Board of Directors and the total number of meetings of all committees of the Board on which they served during fiscal 1998.

DIRECTOR COMPENSATION

     The Company compensates its non-employee directors through a one-time initial grant under the Company's 1997 Non-Employee Director Stock Option Plan (the "Directors Plan") of a stock option to purchase 10,000 shares of the Company's Common Stock and an annual grant under the Directors Plan of a stock option to purchase 1,500 shares of the Company's Common Stock. In addition, non-employee directors receive $1,000 for each Board meeting and committee meeting attended on a day other than when the Board of Directors meets.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by (i) any person who served as the Chief Executive Officer of the Company during any part of fiscal 1998, (ii) the four other most highly compensated executive officers of the Company who served as such at September 30, 1998 and whose annual compensation and bonus were $100,000 or more, and (iii) any person for whom disclosure would have been provided pursuant to clause (ii) but for the fact that the person did not serve as an executive officer at September 30, 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                            AWARDS/
                                                     ANNUAL                SECURITIES
                                                COMPENSATION(1)            UNDERLYING
                                            ------------------------        OPTIONS               ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR    SALARY($)    BONUS($)(2)       (#)(3)(4)        COMPENSATION($)(1)(5)
---------------------------         ----    ---------    -----------    ----------------    ---------------------
Jonathan C. Crane(6)..............  1998    $315,442      $ 75,000          296,270                $31,480
  President, Chief Executive        1997          --            --               --                     --
  Officer and Chairman
Denis E. Liptak(7)................  1998    $155,000      $113,100           10,000                $ 5,531
  Senior Vice President of          1997    $127,504      $ 60,600           25,000                $ 4,792
  Business Development              1996    $105,384      $ 24,562               --                $ 2,436
Former executives:
Thomas D. Ebling(8)...............  1998    $175,000      $141,481           15,000                $ 5,066
  Executive Vice President          1997    $175,000      $ 95,500           57,896                $ 4,823
  Customer Operations               1996    $178,740      $ 23,500               --                $ 2,640
Michael J. Quinlan(9).............  1998    $ 84,923      $103,600           35,000                $   542
  President and Chief               1997    $240,000      $103,600          125,000                $    70
  Executive Officer                 1996    $175,385      $ 40,000               --                $    84
Sharon R. Clark(10)...............  1998    $211,076      $ 32,178               --                $   323
  Vice President, Marketing         1997    $160,000      $ 53,000           37,500                $ 4,512
  and Communications                1996          --            --               --                $    16

---------------
 (1) During fiscal 1996, all compensation was paid solely by Marcam Corporation, the Company's former parent entity. In July 1997, Marcam Corporation spun off in a tax-free distribution certain of its business assets and product lines, transferring them to the Company, at that time a wholly owned subsidiary of

     Marcam Corporation. Marcam Corporation distributed all of its ownership interest in the Company by means of a distribution on July 29, 1997 to its stockholders of record on July 23, 1997. In connection with these transactions, certain of the Named Executive Officers were transferred from Marcam Corporation to the Company. As a result, during fiscal 1997, compensation was paid by both Marcam Corporation and the Company.

 (2) Includes bonus payments earned by the Named Executive Officers in the year indicated for services rendered in such year which were paid in the subsequent year.

 (3) The Company did not grant any restricted stock awards or stock appreciation rights ("SARs") or make any long-term incentive plan payouts to the Named Executive Officers during the fiscal year ended September 30, 1998. Neither the Company nor Marcam Corporation granted any restricted stock awards or SARs or made any long-term incentive plan payouts to the Named Executive Officers during the fiscal year ended September 30, 1997 or 1996.

 (4) All options other than the 10,000 options granted to Mr. Quinlan under the Directors Plan have been granted under the Company's 1997 Stock Plan.

 (5) Unless otherwise noted, "All Other Compensation" consists of amounts contributed on behalf of the Named Executive Officers under group life insurance policies of the Company, as well as matching contributions made by the Company to the 401(k) Plan based on a percentage of the individual's contributions to such 401(k) Plan.

 (6) Mr. Crane joined the Company in October 1997 and was elected Chairman of the Board, President and Chief Executive Officer in November 1997. The 296,270 options granted during fiscal 1998 were granted on October 27, 1997 upon the commencement of his employment. Of the $31,480 listed under "All Other Compensation," $31,414 was paid to Mr. Crane as a reimbursement of monthly housing rental expenses through September 30, 1998, and the remainder was paid in the form of a contribution on behalf of Mr. Crane under group life insurance policies of the Company. See footnote 5 above.

 (7) Mr. Liptak served as the Company's Vice President of Finance and Chief Financial Officer from August 1997 through May 12, 1999, and has served as Senior Vice President of Business Development since May 13, 1999. The 10,000 options granted during fiscal 1998 were granted in two equal grants of 5,000 shares each on April 21, 1998 and April 27, 1998, respectively. The 25,000 options granted during fiscal 1997 were granted on July 28, 1997.

 (8) Mr. Ebling served as the Company's Executive Vice President, Customer Operations from September 1998 through March 31, 1999. Mr. Ebling served as the Company's Senior Vice President from December 1997 through August 1998 and as Senior Vice President, Development and Support from July 1997 through November 1997. The 15,000 options granted during fiscal 1998 were granted on October 1, 1997. The 57,896 options granted during fiscal 1997 were granted on July 28, 1997.

 (9) Mr. Quinlan served as the Company's President and Chief Executive Officer from July 28, 1997 through November 17, 1997 and resigned his employment with the Company effective January 27, 1998. Of the 35,000 options granted in fiscal 1998, 25,000 were granted on October 23, 1997 and the remaining 10,000, which were granted under the Directors Plan, were granted on January 29, 1998.

(10) Ms. Clark served as the Company's Vice President, Marketing and Communications from July 1997 through December 31, 1997. Compensation payments during fiscal 1998 include a lump-sum payment of $166,153 pursuant to an Employment Contract between the Company and Ms. Clark. The 37,500 options granted during fiscal 1997 were granted on July 28, 1997.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information on stock option grants made pursuant to the Company's 1997 Stock Plan during the fiscal year ended September 30, 1998 to the Named Executive Officers.

                                          PERCENT OF
                                            TOTAL                              POTENTIAL REALIZABLE VALUE AT
                             NUMBER OF     OPTIONS                                ASSUMED ANNUAL RATES OF
                             SECURITIES   GRANTED TO   EXERCISE                STOCK PRICE APPRECIATION FOR
                             UNDERLYING   EMPLOYEES    OR BASE                        OPTION TERM(2)
                              OPTIONS     IN FISCAL     PRICE     EXPIRATION   -----------------------------
           NAME              GRANTED(#)    YEAR(1)      ($/SH)       DATE          5%($)          10%($)
           ----              ----------   ----------   --------   ----------   -------------   -------------
Jonathan C. Crane(3).......   296,270        39.7%      $ 8.25     10/27/07     $1,535,855      $3,628,490
Denis E. Liptak(4).........     5,000           *       $ 9.00     04/21/08     $   23,778      $   62,334
                                5,000           *       $ 8.25     04/27/08     $   27,583      $   66,252
Thomas D. Ebling(5)........    15,000         2.0%      $11.00     10/01/07     $   35,810      $  140,378
Michael J. Quinlan(6)......    25,000         3.4%      $ 9.13     10/23/07     $  107,545      $  283,771
Sharon R. Clark............        --          --           --           --             --              --

---------------

 *  less than 1%

(1) Options to purchase a total of 746,099 shares of Common Stock were granted in fiscal 1998 under the Company's 1997 Stock Plan, the purpose of which is to provide incentives to key employees who are in a position to make significant contributions to the Company.

(2) Amounts reported in this column represent hypothetical amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation of the Company's Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Company's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals. This table does not take into account (i) any appreciation in the price of the Common Stock from the date of grant to the current date or (ii) any applicable tax or expense payments that may be associated with such option exercises.

(3) Of the indicated options, 59,254 options are exercisable as of September 30, 1998 and the remaining 237,016 options are exercisable periodically through October 2001.

(4) Of the indicated options, 2,500 options are exercisable as of September 30, 1998 and the remaining 7,500 options are exercisable periodically through April 2001.

(5) Of the indicated options, 3,000 options are exercisable as of September 30, 1998 and the remaining 12,000 options are exercisable periodically through October 2001.

(6) Of the indicated options, 25,000 options were exercisable as of September 30, 1998.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information with respect to options to purchase the Company's Common Stock granted under the Company's 1997 Stock Plan, including (i) the number of shares of Common Stock received upon exercise of options in the fiscal year ended September 30, 1998, (ii) the net value realized upon such exercise, (iii) the number of unexercised options held as of September 30, 1998, and (iv) the aggregate dollar value of unexercised options as of September 1998.

                                                                                            VALUE OF
                                                        NUMBER OF SECURITIES               UNEXERCISED
                                                             UNDERLYING                   IN-THE-MONEY
                                                         UNEXERCISED OPTIONS               OPTIONS AT
                           SHARES                     AT SEPTEMBER 30, 1998(#)      SEPTEMBER 30, 1998($)(1)
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
         NAME            EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----            -----------   -----------   -----------   -------------   -----------   -------------
Jonathan C. Crane......        --             --       59,254         237,016        $22,220        $88,882
Denis E. Liptak........        --             --        9,375          25,625        $14,190        $38,042
Thomas D. Ebling.......    40,396       $228,199       18,000          14,500        $50,925        $ 5,213
Michael J. Quinlan.....        --             --       75,000          10,000        $51,250        $21,250
Sharon R. Clark........    15,000       $184,287       22,500              --        $52,088             --

---------------
(1) Value is based on the difference between the option exercise price and the fair market value per share of Common Stock as of September 30, 1998 ($8.625) multiplied by the number of shares underlying the option.

CERTAIN EMPLOYMENT ARRANGEMENTS

     Jonathan C. Crane. The Company has entered into an employment agreement with Jonathan C. Crane, the Company's Chairman of the Board, Chief Executive Officer and President (the "Crane Agreement"). Under the Crane Agreement, Mr. Crane is to serve as the Company's Chairman of the Board, Chief Executive Officer and President for a term from December 22, 1998 through September 30, 1999. The term of the Crane Agreement automatically extends thereafter for additional one-year periods, unless terminated by either party at least 30 days prior to the expiration of the then current term. Pursuant to the Crane Agreement, Mr. Crane will receive a base salary (the "Base Salary") and will be eligible to earn a bonus if the Company meets certain performance objectives established by the Compensation Committee of the Board of Directors (the "Committee"). The Crane Agreement provides that Mr. Crane's Base Salary for the initial term will be paid at an annual rate of $398,000.

     If the Company terminates Mr. Crane's employment without Cause (as defined in the Crane Agreement) either (i) prior to a Change in Control (as defined in the Crane Agreement) or (ii) after the first anniversary of a Change in Control, then, in addition to the payment of normal post-termination benefits in accordance with the Company's retirement, insurance and other benefit plans and arrangements, (x) Mr. Crane will receive a severance benefit equal to 12 months of Base Salary at the rate paid to him immediately prior to such termination and
(y) Mr. Crane will have 12 months following the date of such termination during which to exercise any options which were vested and exercisable as of the date of such termination. If at any time during a period commencing with a Change in Control and ending on the first anniversary of a Change in Control, either (i) the Company terminates Mr. Crane's employment without Cause or (ii) Mr. Crane terminates his employment for specified Good Reason (as defined in the Crane Agreement), then, in addition to the payment of normal post-termination benefits in accordance with the Company's retirement, insurance and other benefit plans and arrangements, (x) Mr. Crane will receive a severance benefit equal to (1) 24 months of Base Salary at the rate paid to him immediately prior to such termination plus (2) the average of the annual bonuses paid to him by the Company with respect to the most recently completed three fiscal years (or such shorter period as Mr. Crane shall have been employed by the Company) and (y) all options that were unvested as of the date of such termination will become immediately vested and exercisable as of such date and Mr. Crane will have 12 months following such date during which to exercise any such options. If the Company terminates Mr. Crane's employment due to a disability (as defined in the Crane Agreement), then, in addition to the payment of normal post-termination benefits in accordance with the Company's retirement, insurance and other benefit plans and arrangements, (x) Mr. Crane will receive a severance benefit equal to six months of Base Salary at the rate paid to him immediately prior to such termination and (y) Mr. Crane will have 12 months following such termination to exercise any options granted to Mr. Crane after December 22, 1998 which were vested and exercisable as of the date of such termination. If Mr. Crane dies, then, in addition to the payment of normal post-termination benefits in accordance with the Company's retirement, insurance and other benefit plans and arrangements, (x) the Company will pay to Mr. Crane's estate an amount equal to six months of Mr. Crane's Base Salary at the rate paid to him immediately prior to such termination and (y) Mr. Crane's estate will have 12 months following such termination to exercise any options granted to Mr. Crane after December 22, 1998 and which were vested and exercisable at the date of his death. If the Company terminates Mr. Crane's employment for Cause, or Mr. Crane terminates his employment for other than Good Reason, Mr. Crane will be entitled to receive compensation and benefits through the date of termination and payment of normal post-termination benefits in accordance with the Company's retirement, insurance and other benefit plans and arrangements.

     The Crane Agreement also contains provisions prohibiting Mr. Crane from directly or indirectly soliciting any of the Company's employees or customers during the term of the Crane Agreement for the one-year period following the termination of Mr. Crane's employment with the Company. In addition, Mr. Crane has entered into an Employee Agreement on Ideas, Inventions, Confidential Information, and Non-Competition, which contains restrictions (i) on the use of the Company's proprietary information and (ii) on Mr. Crane's ability to compete with the Company.

     In connection with the execution of the Crane Agreement, the Company also entered into a loan agreement with Mr. Crane, whereby the Company agreed to loan Mr. Crane up to $700,000 (the "Loan") at an interest rate equal to the applicable Federal rate in effect on the date of the drawdown under Section 1274(d) of the Internal Revenue Code of 1986, as amended, compounded semiannually. The Loan matures on the earlier of (i) October 27, 2001, (ii) 120 days following the expiration or termination of Mr. Crane's employment with the Company under the Crane Agreement, or (iii) prior to Mr. Crane's commencement of any employment, consultancy or advisory services with or to any person that the Board of Directors determines to be a competitor of the Company.

     In connection with the Offer and the Merger, Invensys and Mr. Crane executed a summary of terms with respect to his relationship with the Company and its affiliates after consummation of the Offer. This arrangement provides that Mr. Crane will provide consultative assistance on matters involving customers, strategies and organizational matters for 90 days after the completion of the Offer. In consideration for this service, the Company shall, and Invensys shall cause the Company to, pay to Mr. Crane $250,000 subject to repayment in full of the Loan. This payment will be made regardless as to whether Mr. Crane becomes an employee or consultant of any other party and thus becomes less available to perform services during such 90-day period. Additionally, Invensys and the Company will honor in accordance with its terms the Crane Agreement and will pay the amounts due under the Crane Agreement with respect to the termination of Mr. Crane's employment with the Company promptly after consummation of the Offer. Furthermore, the loan agreement between the Company and Mr. Crane and the promissory note relating thereto, will remain in effect through the 90-day period, except that Mr. Crane will not borrow any additional amounts under the loan agreement or the promissory note. At the end of the 90-day period, Mr. Crane will repay the entire principal amount ($410,000) of such Loan and all accrued interest on this Loan prior to receiving the $250,000 consideration referred to above.

     Stephen R. Quehl. Stephen R. Quehl was hired on November 11, 1998 as Executive Vice President, Worldwide Field Operations. In Mr. Quehl's offer letter, dated October 20, 1998 (the "Offer Letter"), the Company agreed to pay him a signing bonus equal to $72,783, of which $22,783 is repayable to Marcam if, within the first twelve (12) months of his employment, Mr. Quehl voluntarily resigns. The amount to be repaid is reduced by 1/12 per month commencing upon the completion of his first month of employment. In addition, in the Offer Letter, the Company agreed that if Mr. Quehl's employment was terminated during the first year for any reason other than gross misconduct, Mr. Quehl would receive a severance benefit, payable in one lump sum equal to one year's then current base salary. Further, in the event of a change of control, Mr. Quehl is entitled to twelve months' severance if his position is reduced, if he is forced to move, or if the acquiring company does not offer him employment.

     Michael J. Quinlan. Under a letter agreement dated October 23, 1997 between Michael J. Quinlan and the Company, Mr. Quinlan resigned as President and Chief Executive Officer effective November 17, 1997 and remained an employee of the Company through January 27, 1998 (the "Resignation Date"). Under the terms of the letter agreement, Mr. Quinlan was granted an option to purchase 25,000 shares of Common Stock under the Company's 1997 Stock Plan, such option to be 100% vested upon the date of grant and at an exercise price of $9.125 per share. As of the Resignation Date, Mr. Quinlan's existing unvested stock options were forfeited in accordance with their terms and the period of time in which to exercise any vested options was extended, pursuant to a prior agreement, through the balance of the term of such options. The letter agreement superseded an employment agreement with Mr. Quinlan dated June 10, 1997.

     Other Named Executive Officers. The Company is party to employment agreements with its other Named Executive Officers (the "Employment Agreements"). The Employment Agreements provide that if an individual's employment with the Company or any of its subsidiaries or affiliates is either terminated by the Company for any reason (other than gross dereliction of duty or a criminal or civil judgment which, in the good faith judgment of the Company or its successor, renders the individual unsuitable for such employment) or is terminated for Good Reason (as defined below), then: (a) the Company will pay the individual an amount equal to the sum of (i) one year's then current base salary, (ii) an amount, determined at the individual's then current salary, for all earned but untaken vacation days, and (iii) any award previously made to the individual under the then current bonus plan which has not yet been paid; (b) the Company will make payments on the individual's behalf under the Consolidated Omnibus Budget Reconciliation Act of 1985 for one year; (c) any options previously granted to the individual will become immediately vested and exercisable, including any options previously granted under the stock plans of the Company's former parent, Marcam Corporation; and (d) the Company will otherwise pay the individual's ordinary post-termination benefits in accordance with its retirement, insurance and other benefit plans and arrangements.

     "Good Reason" is defined in the Employment Agreements as (a) a reduction in compensation or benefits without providing an adequate substitute therefor; (b) a substantial adverse change in the nature of duties or authority, or in title, position or status; (c) the relocation by the Company of the office outside the thirty mile radius of the place where it was located on the date of the Employment Agreement; (d) a material breach by the Company of any employment, compensation or similar agreement with the individual; and (e) the failure by the Company to give the individual, within ten days after request, written assurance of its intent to honor the Employment Agreement.

                      REPORT OF THE COMPENSATION COMMITTEE
                           OF THE BOARD OF DIRECTORS

INTRODUCTION

     The Compensation Committee of the Board of Directors (the "Committee") is responsible for developing the Company's executive compensation policies and advising the Board of Directors with respect to such policies. Joe M. Henson and
E. Clark Grimes, both non-employee directors, are currently the members of the Committee. The Committee's goal is to create and implement a compensation program which will attract and retain talented executives and provide incentives to management to enhance Company performance by basing a significant portion of annual and long-term compensation on achievement of targeted levels of performance.

EXECUTIVE COMPENSATION PROGRAM

     The Company's executive compensation program consists of three elements: salary (base pay); incentive pay (cash bonus); and stock options. This program applies to the Company's key management positions, including the position of Chief Executive Officer. All of the Company's executives also are eligible for employee benefits offered to all Company employees, including life, health, disability and dental insurance, and the Company's savings plan and employee stock purchase plan.

     Salary. Base salary of top management in fiscal year 1998 was set by the Committee after review of salary levels in the software industry for various executive positions. The Committee reviewed salary information presented in several independent surveys, ranging from broad-based overviews of the entire software industry to information regarding entities more similar to the Company: software companies with over $50 million in revenue. Based on such comparative information, the Committee used "median" levels as a guide for setting salaries for its top management positions.

     Incentive Pay. Incentive pay in the form of cash bonuses for executive officers of the Company is based either (a) 100% on the Company's financial performance, or (b) on a combination of the Company's financial performance and the achievement of certain performance targets within specified timeframes.

     Generally, a budgeted amount for incentive pay for financial performance is set for each executive by the Committee, and payment is made based on achievement of specific performance targets. For executives with managerial responsibilities chiefly linked with one business unit, performance targets relate to that profit center. For executives with diverse responsibilities and for the most senior management, performance targets may also include those set in terms of the Company's earnings-per-share ("EPS").

     The amount of incentive pay, if any, is based on achievement of the specified performance targets. No incentive pay is payable until performance exceeds 50% of targeted levels. From 50% to 150% of targeted performance, the executive receives 2% of the budgeted amount for each 1% of performance achieved. Bonuses based on business unit contribution are paid when the corresponding revenue is collected by the Company. Incentive pay based on financial performance is payable quarterly. During fiscal 1998, incentive pay received by all Company executives ranged from $32,178 to $141,481, including bonuses paid in the first quarter of fiscal 1999 for the Company's performance in the fourth quarter of fiscal 1998.

     Stock Options. Executives are eligible for stock option grants under the "Incentive Stock Options Program" (the "ISO Program"). This program is designed to provide long-term performance and retention incentives for top management. An executive's participation in this program is determined by the Committee.

     Executives participating in the ISO Program are eligible for stock option grants in amounts determined by the Committee. Stock option grants are made by the Committee in its discretion upon review of an executive's performance. The stock options granted pursuant to the ISO Program have an exercise price equal to the fair market value of the Company's Common Stock at the time of grant and, generally, options granted vest 25% on the date of grant, and in equal annual installments for three years thereafter.

     During fiscal 1998, Messrs. Crane, Ebling, Liptak and Quinlan were granted options to purchase 296,270, 15,000, 10,000 and 25,000 shares of Common Stock, respectively, pursuant to the ISO Program. Stephen R. Quehl was granted an option to purchase 150,000 shares of Common Stock pursuant to the ISO Program upon the commencement of his employment on November 11, 1998.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     Mr. Crane's compensation for fiscal 1998 was determined in accordance with the executive compensation program described above.

     Salary and Incentive Pay. Mr. Crane's fiscal 1998 base salary of $350,000 was based upon the comparative information reviewed by the Committee as described above. Mr. Crane's incentive pay, based 100% on achievement of EPS performance targets, was $75,000 in 1998. During fiscal 1998, Mr. Crane also received $31,414 as reimbursement of monthly housing rental expenses through September 30, 1998. Mr. Crane was granted an option to purchase 296,270 shares under the 1997 Plan upon the commencement of his employment on October 27, 1997.

     Mr. Crane's total compensation for fiscal year 1998 is set out in detail in the Summary Compensation Table above.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

     Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), generally disallows a tax deduction to the Company for compensation in excess of $1 million paid to any of the Company's Named Executive Officers. Qualifying performance-based compensation, however, will not be subject to the deduction limit if certain requirements are met. The Committee has decided that, for so long as it is consistent with its overall compensation objective, the Committee will operate the 1997 Stock Plan so that compensation attributable to options granted pursuant to the 1997 Stock Plan will qualify as performance-based for purposes of Section 162(m) and deductions attributable to such options will therefore not be disallowed by Section 162(m). Therefore, the Committee will grant options under the 1997 Stock Plan with an exercise price per share equal to the fair market value of the Common Stock on the date of grant.

                                          Compensation Committee:

                                           Joe M. Henson
                                             E. Clark Grimes

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

     Messrs. Henson and Grimes, both non-employee directors, comprise the Compensation Committee of the Board of Directors. No person who served as a member of the Compensation Committee during fiscal 1998: (a) was an officer or employee of the Company or any of its subsidiaries during such fiscal year, (b) was an officer of the Company or any of its subsidiaries prior to such fiscal year, or (c) had any relationship requiring disclosure herein. No executive officer of the Company served as a member of the compensation committee of another entity (or other committee of the Board of Directors performing equivalent functions, or, in the absence of any such committee, the entire Board of Directors), one of whose executive officers served as a director of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On August 17, 1998, Longworth LLC, a company controlled by Paul Margolis, a former director of the Company and current holder of 5% of the Company's Common Stock, purchased shares of Obtech, Inc. from the Company for $500,000. In reaching the sale price, the Company's Board of Directors consulted with PricewaterhouseCoopers LLP, which prepared a valuation of the Company's interest based upon a discounted cash flow analysis and an analysis of market comparables. At the time of the sale, Mr. Margolis was no longer a director of the Company.

             SECURITIES OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

     The following table sets forth as of the dates indicated below, certain information regarding beneficial ownership of the Company's Common Stock (i) by each person who, to the knowledge of the Company, beneficially owned more than 5% of any class of the Company's voting securities; (ii) by each director of the Company; (iii) by each executive officer named in the Summary Compensation Table above; and (iv) by all directors and executive officers of the Company as a group.

                                                               AMOUNT AND
                                                               NATURE OF      PERCENT
NAME AND ADDRESS                                              OWNERSHIP(1)    OF CLASS
----------------                                              ------------    --------
General Atlantic Partners, LLC(2)...........................   2,000,000        24.0%
  c/o General Atlantic Service Corporation
  3 Pickwick Plaza
  Greenwich, CT 06830
Clover Capital Management, Inc.(3)..........................   1,167,878        14.9%
  11 Tobey Village Office Park
  Pittsford, NY 14534
Michael H. Iles(4)..........................................     414,518         5.3%
  260 Engleburn Avenue
  Peterborough, Ontario, Canada K9H 157
Paul A. Margolis(5).........................................     390,519         4.9%
  c/o The Longworth Companies
  P.O. Box 67
  Weston, MA 02493
John Campbell(6)............................................     104,153         1.3%
Jonathan C. Crane(7)........................................     138,508         1.7%
E. Clark Grimes.............................................       1,500           *
Joe M. Henson(8)............................................       3,375           *
Denis E. Liptak(9)..........................................      18,000           *
Harlan B. Plumley(10).......................................       8,750           *
Stephen R. Quehl(11)........................................      37,500           *
Michael J. Quinlan(12)......................................      77,850           *
Franchon M. Smithson(13)....................................   2,002,875        24.1%
William W. Wyman............................................          --           *
All executive officers and directors as a group (10
  persons)(14)..............................................   2,392,511        27.9

---------------
  *  less than 1%

 (1) The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Information is as of June 3, 1999 unless otherwise indicated. Unless otherwise indicated, the address of each person listed on this table is in care of Marcam Solutions, Inc., 95 Wells Avenue, Newton, Massachusetts 02459.

 (2) Consists of 431,595 shares of Common Stock held by General Atlantic Partners 32, L.P. ("GAP 32"), 880,290 shares of Common Stock held by General Atlantic Partners 21, L.P. ("GAP 21"), and 188,115 shares of Common Stock held by GAP Coinvestment Partners, L.P. ("GAP Coinvestment"). Also includes warrants to purchase 431,595 and 68,405 shares of Common Stock held by GAP 32 and GAP Coinvestment, respectively, William E. Ford, Steven
     A. Denning, David C. Hodgson, J. Michael Cline, Franchon M. Smithson, William O. Grabe, and Peter L. Bloom (the "GA Members") are the managing members of General Atlantic Partners, LLC, which is the sole general partner of each of GAP 32 and GAP 21, and are the same persons who are the general partners of GAP Coinvestment. The GA Members disclaim beneficial ownership of such shares, except to the extent of each member's proportionate pecuniary interest therein.

 (3) According to the Schedule 13G/A filed on February 9, 1999 with the SEC, as investment adviser to certain client accounts, Clover Capital Management, Inc. ("Clover") shares the voting and dispositive power with the respective account owners, and, as directors of Clover, James G. Gould, Michael E. Jones, Geoffrey H. Rosenberger and Charles W. Ruff share the voting and dispositive powers with Clover. Does not include 32,850, 9,050 and 6,500 shares of Common Stock as to which Messrs. Jones, Ruff and Gould, respectively, hold sole and/or shared (other than indirectly through Clover) voting and dispositive power.

 (4) According to Schedule 13G filed on January 5, 1999 with the SEC. Consists of 414,518 shares of Common Stock beneficially owned by Michael H. Iles, of which 316,718 shares are held of record by Technology Investors I Limited Partnership ("Technology Investors"), whose sole general partner is a wholly-owned subsidiary of Closeburn Management Ltd. ("Closeburn"). Closeburn acts as the investment manager of Technology Investors, and Technology Investors has the right to receive any dividends on or proceeds from the sale of such securities. Closeburn is wholly-owned by Michael H. Iles ("Iles"). Because Closeburn is wholly-owned by Iles, Iles may be deemed the beneficial owner of 316,718 shares of Common Stock held of record by Technology Investors. Iles is the record holder of 97,800 shares of Common Stock.

 (5) Includes 16,222 shares held in trust and 158,994 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (6) Includes 50,000 shares held by Mr. Campbell's wife and 4,750 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (7) Includes 118,508 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (8) Includes 2,875 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (9) Includes 17,500 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

(10) Includes 7,500 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

(11) Includes 37,500 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

(12) Includes 350 shares held by Mr. Quinlan's wife and 77,500 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

(13) Includes 2,000,000 shares beneficially owned by General Atlantic Partners, LLC. See note 2 above. Also includes 2,875 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

(14) The group is comprised of those persons who were directors and/or executive officers of the Company on May 27, 1999. Includes 769,008 shares which the directors and executive officers as a group have the right to acquire upon the exercise of outstanding warrants and stock options exercisable currently or within 60 days.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater-than-ten percent stockholders are required by SEC regulation to furnish the Company with all
Section 16(a) forms they file.

     Based solely on a review of the forms received by the Company pursuant to
Section 16(a) of the Exchange Act and on written representations received by it, the Company believes that during fiscal 1998, the Company's directors, executive officers and persons who beneficially own more than ten percent of the Company's Common Stock complied with all applicable Section 16(a) filing requirements.

                                                                         ANNEX B

                             [BROADVIEW LETTERHEAD]

                                                            May 25, 1999

                                                                    CONFIDENTIAL

Board of Directors
Marcam Solutions, Inc.
95 Wells Avenue
Newton, MA 02159

Dear Members of the Board:

     We understand that Marcam Solutions, Inc. ("Marcam" or the "Company"), Wonderware Corporation or another United States affiliate of Invensys plc (the "Purchaser"), and a wholly owned subsidiary of the Purchaser (the "Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will cause the Merger Sub to offer to purchase all of the outstanding shares of Marcam common stock, par value $0.01 per share (the "Common Stock"), for $7.50 cash per share (the "Offer"), upon the terms and subject to the conditions described in the Agreement, and subsequently merge with and into Marcam (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Marcam not acquired in the Offer will be converted into the right to receive an amount of cash equal to the consideration paid pursuant to the Offer. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

     You have requested our opinion as to whether the consideration to be received by Marcam shareholders in the Transaction is fair, from a financial point of view, to Marcam shareholders.

     Broadview International LLC focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to the Marcam Board of Directors and will receive a fee from Marcam upon the successful conclusion of each the Offer and the Merger.

     In rendering our opinion, we have, among other things:

      1) reviewed the terms of the Agreement dated May 21, 1999 furnished to us by Marcam management on May 22, 1999 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

      2) reviewed Marcam's Form 10-K for its fiscal years ended September 30, 1998, including the audited financial statements included therein, and Marcam's Form 10-Q for its quarterly period ended March 31, 1999, including the unaudited financial statements included therein;

      3) reviewed certain internal financial and operating information, including projections through December 31, 2000, relating to Marcam, prepared by Marcam management and furnished to us by Marcam management;

      4) participated in discussions with Marcam management concerning the operations, business strategy, current financial performance and prospects for Marcam;

      5) discussed with Marcam management its view of the strategic rationale for the Transaction;

      6) reviewed the recent reported closing prices and trading activity for Marcam Common Stock;

      7) compared certain aspects of the financial performance of Marcam with public companies we deemed comparable;

      8) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

      9) assisted in negotiations and discussions related to the Transaction among Marcam and the Purchaser and their financial and legal advisors; and

     10) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Marcam. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared, except as otherwise indicated by Marcam management, and reflected the best available estimates and good faith judgments of the management of Marcam as to the future performance of Marcam. We have neither made nor obtained an independent appraisal or valuation of any of Marcam assets.

     Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by Marcam shareholders in the Transaction is fair, from a financial point of view, to Marcam shareholders.

     For purposes of this opinion, we have assumed that Marcam is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Marcam in connection with its consideration of the Transaction and does not constitute a recommendation to any Marcam shareholder as to whether such shareholder should tender his shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview International LLC hereby consents to references to and the inclusion of this opinion in its entirety in the Offer Documents (as defined in the Agreement), in the Schedule 14D-9 to be distributed to Marcam shareholders in connection with the Offer, and in the Proxy Statement, if any, distributed to Marcam shareholders in connection with the Merger.

                                          Sincerely,

                                          /s/ BROADVIEW INTERNATIONAL LLC

                                          --------------------------------------
                                               Broadview International LLC

                                       B-2